Exhibit 99.1

Operating and financial results For the six months ended 30 June 2018

JOHANNESBURG, 23 August 2018: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL and NYSE: SBGL) is pleased to report operating results and reviewed condensed consolidated interim financial statements for the six months ended 30 June 2018.

SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2018 COMPARED TO SIX MONTHS ENDED 30 JUNE 2017

•	Group adjusted EBITDA[2] increased by 26% to R3.9 billion (US$316 million)
•	Further operational improvement from the SA PGM operations with 2% lower AISC of R10,106/4Eoz (US$821/4Eoz) and adjusted EBITDA increasing by 115% to R1,001 million
•	Another solid performance from the US PGM operations with 2E PGM production of 293,959oz and AISC of US$653/2Eoz and the Blitz project remains ahead of schedule
•

On a like-for-like basis (excluding the Cooke operations) production from the SA gold operations declined by 7% to 18,616kg (598,500oz) with AISC 7% higher to R520,488/kg (US$1,315/oz), mainly as a result of lower volumes

•	Good operational recovery by Beatrix and Kloof from safety related disruptions, with only Driefontein not fully recovering
•	Deleveraging accelerated through US$500 million stream financing in July 2018, resulting in pro forma ND:adjusted EBITDA reducing to approximately 1.85x
•	Lonmin acquisition remains on track with approval received from SARB and the competition authority in the UK

US dollar						SA rand
Six months ended						Six months ended
Jun 2017	Dec 2017	Jun 2018		KEY STATISTICS		Jun 2018	Dec 2017	Jun 2017
				SOUTHERN AFRICA (SA) REGION
				PGM operations
590,712	603,636	569,166	oz	4E PGM[1] production	kg	17,703	18,775	18,373
910	975	1,051	US$/4Eoz	Average basket price	R/4Eoz	12,941	13,066	12,006
35.2	84.6	81.3	US$m	Adjusted EBITDA[2]	Rm	1,001.1	1,128.4	465.6
8	16	15%		Adjusted EBITDA margin[2]	%	15	16	8
785	778	821	US$/4Eoz	All-in sustaining cost[3]	R/4Eoz	10,106	10,432	10,364
				Gold operations
688,604	714,260	598,517	oz	Gold produced	kg	18,616	22,216	21,418
1,233	1,274	1,314	US$/oz	Average gold price	R/kg	519,994	549,064	523,303
170.8	228.0	81.8	US$m	Adjusted EBITDA[2]	Rm	1,007.1	3,052.5	2,256.0
20	25	10%		Adjusted EBITDA margin[2]	%	10	25	20
1,143	1,114	1,315	US$/oz	All-in sustaining cost[3]	R/kg	520,488	480,010	485,441
				UNITED STATES (US) REGION
				PGM operations[4]
93,725	282,631	293,959	oz	2E PGM[1] production	kg	9,143	8,791	2,915
126,445	390,703	360,246	oz	PGM recycling[4]	kg	11,205	12,152	3,933
850	947	996	US$/2Eoz	Average basket price	R/2Eoz	12,260	12,699	11,242
27.9	133.1	153.3	US$m	Adjusted EBITDA[2]	Rm	1,887.4	1,774.5	368.1
19	25	25%		Adjusted EBITDA margin[2]	%	25	25	19
622	660	653	US$/2Eoz	All-in sustaining cost[3]	R/2Eoz	8,045	8,899	8,134
				GROUP
(363.8)	30.6	6.4	US$m	Basic earnings	Rm	76.7	366.3	(4,803.7)
(165.2)	148.4	8.2	US$m	Headline earnings	Rm	101.0	1,957.9	(2,181.8)
233.9	445.7	316.4	US$m	Adjusted EBITDA	Rm	3,895.6	5,955.4	3,089.7
13.21	13.41	12.31	R/US$	Average exchange rate
[1]

The Platinum Group  Metals (PGM) production in the SA region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US region is principally platinum  and palladium, referred to as 2E (2PGM).

[2]

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 9.2 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

[3]	See “salient features and cost benchmarks for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017” for the definition of All-in sustaining cost.
[4]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace. As the US operations were only acquired in May 2017, the period ended 30 June 2017 represents only two months.

Stock data for the six months ended 30 June 2018		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R7.45 to R16.64
- at 30 June 2018	2,265,879,337	Average daily volume	12,608,577
- weighted average	2,261,752,549	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	80%	Price range per ADR	US$2.25 to US$5.27
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	3,921,062

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The six month period ended 30 June 2018 (H1 2018), was extremely challenging for all Sibanye-Stillwater stakeholders. The spate of fatalities at our SA operations was traumatic and emotionally testing for everyone at Sibanye-Stillwater. Safety is a core component of our CARES (Commitment, Accountability, Respect, Enabling Environment, Safe Production) values and our values guide every decision made, every day. We employ over 66,000 people globally and our success is enabled and driven by our people. Nothing is more important to all of us at Sibanye-Stillwater than safe production. As such, the recent events have caused much concern and we are implementing a comprehensive safety remediation plan in order to re-instil core, safe working practices at our operations.

The significant operational disruptions associated with these tragic events were compounded by the challenging operating environment prevailing during the period. The acute appreciation of the rand in the early part of the year, combined with volatile dollar prices of precious metals which came under pressure later in the period due to global developments, severely squeezed SA margins.

Considering the challenging economic backdrop in H1 2018 and the significant operational disruptions faced at our SA gold operations, the generally solid, overall operating and financial results delivered by the Group are pleasing, confirming the rationale for geographical and commodity diversification, as well the Sibanye-Stillwater’s inherent capacity to successfully accommodate and integrate acquisitions in different geographies and sectors.

Despite the significant disruptions across the SA gold operations, Beatrix and Kloof delivered solid results. Production from both operations was marginally lower than for the comparable period in 2017 and All-in Sustaining Cost (AISC) increases were below inflation (South African CPI). Only the Driefontein operations were unable to recover due to seismic damage to the footwall infrastructure that provides access to the western side of the Masakhane mine. Rehabilitation efforts are underway but access to the area will be restricted until Q1 2019, following which normal levels of production from Driefontein are expected to resume.

The SA and US PGM operations continued to perform well in H1 2018, delivering on their production targets and generating solid financial outcomes in an improved rand basket price environment during the period. The PGM operations in both regions delivered positive cash flow for the period, largely offsetting the decline from the SA gold operations and validating the commodity and geographic diversification undertaken by the Group since 2015.

The graphs below reflect the diversification benefits, with quarterly Group adjusted EBITDA in 2018 higher than for the comparable periods in 2017 and with adjusted EBITDA from the US and SA PGM operations consistently increasing. This offset the decline in adjusted EBITDA from the SA gold operations.

On the back of a steady production outlook and continued appreciation of the rand PGM basket price during the year, the SA PGM operations’ contribution to Group adjusted EBITDA is likely to increase further in H2 2018. At the US PGM operations, the ongoing ramp up to full production at Blitz likely to continue to drive higher revenue and lower unit costs.

Our confidence in the positive fundamental outlook for both palladium and platinum remains intact, despite the recent abrupt decline in spot prices. The decline appears to be driven by short term speculative trading and fueled by the uncertain economic

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018      2

impact of recent global trade hostilities. Further restructuring, which was recently announced by our SA PGM industry peers, is consistent with, and supports our fundamental view of impending deficits.

The outlook for the SA gold operations remains similarly positive, despite production from the western side of Driefontein’s Masakhane shaft being constrained while the rehabilitation project continues. Unit costs during this period will also be temporarily elevated. From Q1 2019 production levels should revert to normal with an expected commensurate decline in unit costs.

Despite the imperative of addressing safety and other operational issues experienced during H1 2018, we have maintained focus on the execution of our strategy. As a critical element in our accelerated deleveraging, US$500 million was raised, post interim end, through a well-structured and competitively priced streaming transaction. At the end of H1 2018, our ND:adjusted EBITDA ratio was 2.55x, having declined from 2.56x at the end of the 2017 financial year. The US$500 million upfront cash raised through the stream, enables an approximate 0.7x reduction in Group ND:adjusted EBITDA at the end of H1 2018, thereby reducing the Group leverage ratio to approximately 1.85x on a pro forma basis. This is well below the 3.5x existing covenant and future 2.5x covenant ratios. The stream was generally well received by the market and was followed by a sharp decline in open short trading positions. Other measures to further accelerate deleveraging continue to be assessed.

Positive progress was made in bringing the proposed Lonmin transaction to completion, with approvals obtained from both the South African Reserve Bank and the Competition and Markets Authority (CMA) in the UK. The approval process with the South African competition authorities continues. The transaction is subject to the fulfilment of certain other conditions precedent and is expected to complete during the second half of 2018.

Progress was also made on realising value from non-core assets. The DRDGOLD transaction, in terms of which selected gold surface assets and reserves have been sold to DRDGOLD for a 38% equity stake in the company, was concluded in late July 2018. An earn-in transaction was entered into with Regulus Resources Inc. regarding the Altar copper-gold project in Argentina, which will see Sibanye-Stillwater benefitting from an upfront cash payment of US$15 million, while still retaining significant exposure to potential upside in the Altar project. More detail on these transactions is provided in the corporate activity section below.

We have managed to navigate our way through a very challenging period and I am confident that we have emerged in a  stronger position than we were at the beginning. The Group has been refocused and re-energised and I am confident that we are well positioned to deliver significant value to all of our stakeholders in future.

Safety

The Group suffered a number of tragic safety incidents during H1 2018. Q2 2018 was dominated by two safety disasters in which 12 of our colleagues passed away in separate incidents at our Driefontein and Kloof mines. A seismic event on 3 May 2018 at Driefontein’s Masakhane shaft resulted in severe damage to the workings with seven of our employees fatally injured and a further six rescued. On 11 June 2018, five employees passed away when a shift boss led employees into a temporary stopped barricaded area. Severe events of this nature, leading to multiple fatalities at the SA Gold operations, are unparalleled in Sibanye-Stillwater’s history and are a significant departure from our safety performance. Investigation of these events by the DMR continues.

Sibanye-Stillwater management and Board, express their sincere condolences to the family and colleagues of the employees who perished during the period. In Q1: Solly Ngobeni, Chicco Dube, Matela Mating, Zanempi Mncwazi, Otshepeng Ramosito and Ntokozo Ntame and in Q2: Mlungisi Vukuthi , Luke Bongumusa Mngomezulu, Baptista Paulino Cuambe, X-Mas Madikizela, Mbulelo Albert Sonqowa, Thabo Abram Ntsekhe, Nkosiphendule Dudlela, Luis Ernesto LumbeGazala, Thokozani Tembe, Lingani Innocent Mngadi, Lakhi Msada, Mthokozisi Msutu, Cedrick Nkuna, Kholekile Phelile and Bhekithemba Thembinkosi Ndabeni.

On a positive note, it is pleasing to report that Beatrix has now been fatality free for more than 15 months and that there were no fatal incidents at the SA PGM operations in Q2.

We continue to take structured and well-defined steps to restore our SA gold operations back to industry leading safety performance. At our 2017 year end results presentation in February this year, I stated that in order to break through the safety plateau we had reached we would need to do things differently by impacting attitude and safe behaviour, and that a Health and Safety compact between all stakeholders was necessary if we were to achieve ZERO HARM in the workplace. ZERO HARM involves rethinking and recommitting to building bridges of collaboration between every stakeholder in the mining sector. It is our singular focus to improve mine safety and enhance the values-based behaviours that will achieve that success.

We convened a multi-stakeholder Safety Summit on 25 May 2018, which was well attended by all the unions and the DMR as well as senior management from Sibanye-Stillwater. All the stakeholders committed to working together to make the workplaces safer, protect jobs and collaborate on all matters pertaining to the health, safety and wellbeing of workers. A safety pledge was jointly developed setting out the scope and spirit in which stakeholders agree to work further towards achieving ZERO HARM underpinning a substantial shared resolve to jointly strive to address the safety challenges. This is a significant achievement and the first time that I am aware that all stakeholders in the industry have committed to a compact of this nature.

The Safety Summits are ongoing and joint implementation task teams will monitor and report on progress made in implementing the priority areas that were jointly identified by stakeholders at the summits.

Considering the substantial behavioural component involved in most fatal incidents, organisational culture and leadership are being reviewed to ensure that safety is inculcated as the foremost consideration in decisions at all levels. The need has been identified to re-instil our CARES values as the context within which we take all our decisions as a cornerstone of culture transformation. An intense programme to promote the responsible application of the provisions of Section 23 of the Mine Health and Safety Act, which affords employees the right to withdraw from unsafe conditions, confirms our top level commitment to safe operations.

In the US region, the operations have been fatality free since October 2011. The total injury frequency rate for H1 2018 increased to 18.2 compared to a rate of 12.7 per million hours in 2017, while the serious injury frequency rate also increased to 8.8 from 5.9 per million hours when comparing H1 2018 to 2017. Although no common theme with the increase in the injury  rates could be established, US region management continues to address this disappointing increase as a priority.

A recognised expert in mine safety, Dr Kobus de Jager has been appointed as Group Head of Safe operations. Kobus has over 40 years’ experience in mine safety with academic and practical credentials in leadership and behavioural safety. His primary remit will be to fully review the Company’s safety management systems and processes.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       3

Financial Overview

Group revenue of R23,910 million (US$1,942 million) for H1 2018 was 24% higher than for the comparable period in 2017. The inclusion of a full six months production from the US PGM operations which were acquired in May 2017, and higher PGM basket prices, offset lower revenue from the SA gold operations, which declined by R1,596 million (US$67 million). Revenue for the SA gold operations was impacted by the 13% decline in gold produced, primarily due to the closure of the Cooke operations in H2 2017 and the impact of operational disruptions at the Driefontein operations, compounded by a 1% decline in the average rand gold price received to R519,994/kg (US$1,314/oz).

Group adjusted EBITDA for the six months ended 30 June 2018 of R3,896 million (US$316million) increased by 26% year-on-year, positively impacting Group leverage measures.

Primarily due to the successful refinancing of the bridge loan, net finance expenses for H1 2018 decreased by R52 million (US$3 million) year-on-year to R1,193 million (US97 million).

A R710 million (US$58 million) gain on financial instruments compared to a R261 million (US$20 million) loss for the previous comparable period, was largely due to the decline in the market value of the US$450 million Convertible Bond during H1 2018.

The financial results for H1 2017 were significantly affected by transaction and financing costs associated with the acquisition of Stillwater, and higher restructuring costs and impairments associated with the early, decisive action taken by the Group to address losses at its SA gold operations (resulting in the cessation of mining at the Cooke underground operations and jointly agreed interventions at the Beatrix West mine). These costs were compounded by a R1,077 million (US$82 million) occupational healthcare expense being recognised in anticipation of a possible settlement of class action claims and related costs, resulting in combined non-underlying costs of R4,423 million (US$335 million). Following the resumption of more normal operating activities, the costs (combined) for H1 2018, were R4,066 million (US$330 million) lower at R357 million (US$29 million) than for H1 2017.

The Group recorded a net profit of R78 million (US$7 million) for H1 2018 compared with a loss of R4,803 million (US$364 million) for the comparable period in 2017.

The Normalised loss (attributable earnings adjusted for non-cash gains and losses, non-recurring items and share of result of equity-accounted investees) for the six months ended 30 June 2018 of R521 million (US$42 million), was significantly less than the R1,002 million (US$76 million) normalised loss reported for the first half of the previous year.

OPERATING REVIEW

SA Region

SA PGM operations

The SA PGM operations delivered another robust operating result for the six months ended 30 June 2018, with attributable 4E PGM production of 569,166oz marginally lower than for the comparable period in 2017, but at the upper end of guidance for 2018 on an annualised basis. Despite lower production, AISC declined further to R10,106/4Eoz (US$821/4Eoz), 4% lower in nominal terms than for the comparable period in 2017. This reflects a significant reduction in unit costs in real terms despite these operations absorbing above inflation increases in wages and electricity costs over the course of the year. This excellent result reflects the tangible and sustainable benefits derived from the integration of these operations into the Sibanye-Stillwater group.

Kroondal in particular excelled, with 4E PGM production of 120,461oz, 5% higher than for the comparable period in 2017 and AISC of R10,187/4Eoz, 1% lower.

The average PGM basket price for the six months ended 30 June 2018, was 8% higher in rand terms than the comparable period in 2017 at R12,941/4Eoz and 16% higher in dollar terms at US$1,051/4Eoz. This increase was primarily due to significantly higher palladium and rhodium prices (which comprise approximately 30% and 8% of the 4E PGM basket respectively), which offset the impact of the strong rand in the first quarter.

The financial contribution from by-product metals is significant, with chrome in particular contributing to revenue and reducing AISC. By-product credits reduced AISC from the SA PGM operations by R1,040 million (US$84.4 million) in H1 2018.

Contributions from Mimosa was also consistent and contributed a further R136 million (US$11 million) to Group earnings.

The significant operational turnaround achieved at the SA PGM operations, and the inherent gearing of these operations to higher PGM basket prices is clearly evident in the vastly improved financial results for the period under review. Adjusted EBITDA more than doubled from R466 million (US$35 million) for H1 2017 to R1,001 million (US$81 million) for H1 2018, with the SA PGM operations’ contribution to Group adjusted EBITDA increasing from 15% in H1 2017 to 26% in H1 2018.

This is a notable reversal in the fortunes of these SA PGM operations, which generated significant losses for many years and reinforces the rationale of industry consolidation.

SA gold operations

Gold production from the SA gold operations was 13% lower year-on-year, declining from 21,418kg (688,600oz) for H1 2017 to 18,616kg (598,500oz) for H1 2018, with AISC increasing by 7%, to R520,488/kg (US$1,315/oz). On a like-for-like basis, after normalising for the closure of the Cooke underground operations in H2 2017, which accounted for 1,308kg (42,000oz) of the production difference, production declined by 7% or 1,494kg (48,033oz). This shortfall in production resulted largely from a number of operational disruptions during the period, including the power outage at Beatrix in February 2018 due to severe storm damage to Eskom power lines supplying the mine, the tragic fatal incidents at the West Wits gold operations and seismic damage to infrastructure providing access to sections of the Driefontein Masakhane shaft. Kloof and Beatrix performed well despite these disruptions, with only Driefontein not able to compensate for lost production.

The average rand gold price declined by 1% to R519,994/kg for H1 2018, despite the average dollar gold price increasing by 7% to US$1,314/oz, due to significant appreciation of rand in Q1 2018, yielding an average exchange rate of R12.31/US$ for H1 2018, compared with R13.21/US$ for H1 2017. As a result of these factors, revenue from the SA gold operations declined by R1,596 million

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       4

(US$67 million) year-on-year to R9,680 million (US$786 million). Cost of sales, before amortisation and depreciation decreased by approximately 6% in absolute terms, to R8,373 million (US$680 million) resulting in a R1,249 million (US$89 million) decline in adjusted EBITDA, to R1,007 million (US$82 million), with the SA Gold operations’ contribution to Group adjusted EBITDA declining to 26% from 73% in H1 2017.

Underground production from Kloof of 6,775kg (217,800oz) was only marginally lower than for the comparable period in 2017, with an 11% decline in underground throughput, largely offset by a higher yield due to an 8% improvement in the Mine Call Factor. Surface throughput increased by 59% to 2,699,000 tonnes due to an increase in toll treatment of Kloof surface sources at the Driefontein and Ezulwini plants, but at a lower yield of 0,42g/t, resulting in gold produced from surface sources increasing by 43% to 1,130kg (36,300oz). AISC increased by 5% to R464,301/kg (US$1,173/oz), which was in line with South African CPI inflation; a commendable result.

Beatrix recovered well from the electrical power outage in February 2018, with underground gold production of 4,275kg (137,500oz) 2% lower than for the comparable period in 2017. A 9% increase in the underground yield largely offset the 10% decline in underground throughput largely due to the power disruption. Gold production from surface sources decreased 27% to 105kg (3,400oz), which was expected due to depletion of surface reserves at Beatrix West. The 2% increase in AISC year-on-year to R511,712/kg (US$1,293/oz) was lower than South African CPI inflation and is a solid performance, considering that above inflation wage and electricity cost increases had to be absorbed during the year.

Driefontein was unable to recover from operational disruptions during H1 2018 due to the cessation of mining activity on the western side of the Masakhane shaft from 3 May 2018, following seismic damage to footwall infrastructure providing access to the area. Underground production from Driefontein of 5,349kg (172,000oz) for H1 2018, was 20% lower than for the comparable period in 2017. Production from surface sources at Driefontein also declined by 52% to 441kg (14,200oz), due to the depletion of available surface reserves, resulting in AISC increasing substantially to R603,092/kg (US$1,524/oz).

Rehabilitation of the affected footwall infrastructure at the Masakhane shaft has commenced, with ramp up to normal levels of production of approximately 250kg (8,038oz) per month, expected to be achieved by April 2019, with costs returning to more normal levels.

US Region

US PGM operations

The US PGM operations delivered another solid operating result, with mined 2E PGM production of 293,959oz at an AISC of US$653/2Eoz, consistent with annual guidance for 2018. This performance compares favourably with 2E PGM production of 282,631oz at an AISC of US$660/2Eoz for the six-months ended 31 December 2017  ~~(~~H2 2017~~)~~, and reflects initial production from the Blitz project (Blitz). Blitz remains ahead of schedule, having produced approximately 20,200 2Eoz in H1 2018, with a further increase in production rate expected during H2 2018. The ramp up of Blitz to full 2E PGM production of approximately 300,000oz by the end of 2021, is expected to continue to drive revenues from the US PGM operations higher, and AISC lower by approximately US$100/2Eoz, to around US$550/2Eoz.

The Columbus Metallurgical Complex processed 308,253oz of mined 2E PGM and 360,246oz of recycled 3E PGM, marginally lower than for H1 2017. Our recycling operation averaged 23.8 tonnes of feed material per day for H1 2018 compared to 23.9 tonnes per day during H2 2017. Following a matte run out at the second electric furnace (EF2) in February 2018, a decision was made to not repair the furnace but to progress the planned 2018 rebuild and expansion of EF2 to cater for future Blitz throughput. The restart of EF2 is expected in the fourth quarter of 2018. The runout at EF2 resulted in a short-term lock-up of mined and recycled material in process. This locked up metal in inventory is expected to be released during H2 2018.

Metal prices remained elevated for most of H1 2018 and the average 2E PGM basket price was US$996/2Eoz, 5% higher than the average basket price of US$947/2Eoz for H2 2017. The US PGM operations contributed US$153 million (R1,887 million) to Group adjusted EBITDA at an average adjusted EBITDA margin of 25% in H1 2018, with the recycling operation comprising US$10 million (R123 million) of this total.

Capital expenditure in the US region for H1 2018 was US$99 million, including project capital at Blitz. Capital expenditure for the period includes US$5 million spent on exploration at Altar in Argentina and Marathon in Canada.

CORPORATE ACTION

The DRDGOLD transaction

As announced on 1 August 2018, all conditions precedent to the DRDGOLD transaction were met and the transaction was implemented on 31 July 2018. Sibanye-Stillwater has sold selected gold processing and surface tailings storage facilities (TSFs), which were a component of the West Rand Tailings Retreatment project (WRTRP), to DRDGOLD for the issue of 265,000,000 DRDGOLD new ordinary shares, equivalent to 38.05% of the issued share capital of DRDGOLD, worth R895.7 million*.

In addition, Sibanye-Stillwater may, within 24 months from the date of implementation of the Transaction, exercise an option to increase its shareholding in DRDGOLD up to 50.1%, by subscribing for additional shares which will be issued at a 10% discount to the 30 day volume weighted average traded price of a DRDGOLD share on the day prior to the date of exercise of the option.

The transaction unlocks immediate value from underutilised surface infrastructure and TSFs whilst retaining exposure to the future development of this long life surface reclamation project and future growth in DRDGOLD.

Sibanye-Gold will be consolidating DRDGOLD in its operational and financial results in future, which is expected to have a positive impact on production and financial metrics as well as gold Reserves and Resources. Further information on the transaction is available at https://www.sibanyestillwater.com/investors/transactions/drdgold.

*DRDGOLD’s closing share price of R3.38 as at 31 July 2018 multiplied by the 265 million shares issued to Sibanye-Stillwater.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       5

Altar

On 29 June 2018 Sibanye-Stillwater announced it had entered into an agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), to create a strategic partnership to unlock value at the Altar copper-gold project located in Argentina.

The consideration to Sibanye-Stillwater, for Aldebaran’s option to acquire up to an 80% interest in the Altar Project, comprises:

•	An upfront cash payment of US$15 million to Sibanye-Stillwater upon closing of the Arrangement
•	19.9% of the shares of Aldebaran, subject to proration if the initial financing exceeds US$30 million (up to a maximum of US$40 million)
•

A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years, as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in)

•	Aldebaran may also elect to earn into an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

The Arrangement sees Sibanye-Stillwater benefit from upfront proceeds (US$15 million), while retaining a direct interest in the project of either 40% or 20% (should Aldebaran exercise its additional earn in option) as well as an indirect exposure though its 19.9% shareholding in Aldebaran. The transaction is expected to close in Q4 2018.

The proposed Lonmin acquisition

The proposed all share acquisition of Lonmin Plc remains on schedule. South African Reserve Bank approval for the proposed transaction was received in May, with the Competition and Markets Authority (CMA), the UK authority responsible for investigating any merger that could restrict competition, unconditionally clearing the proposed acquisition in June 2018. Engagement with the South African competition authorities continues.  Pending the fulfilment of the remaining conditions precedent, we remain fully committed to the transaction and believe that the rationale for the transaction remains compelling for all stakeholders. Further information on the transaction is available at https://www.sibanyestillwater.com/investors/transactions/Lonmin.

Stream financing

On 25 July 2018, Sibanye-Stillwater announced the completion of a gold and palladium stream agreement with Wheaton Precious Metals International Ltd (Wheaton International), in terms of which, Sibanye-Stillwater has received US$500 million from Wheaton International in exchange for an agreed percentage of planned gold and palladium production from its US PGM operations (comprised of the East Boulder and Stillwater mining operations).

The US$500 million arising from the Transaction is competitively priced relative to existing Group debt and alternative financing available in international capital markets and immediately reduces Sibanye-Stillwater’s leverage, decreasing Net Debt:adjusted EBITDA by about 0.7x on a pro forma basis. This achieves a Group leverage ratio which is well below current and future covenant levels as per the facility agreements and yields a reduction in Group financing costs. Further detail on the stream is available at: https://www.sibanyestillwater.com/investors/events/streaming-transaction

Purported class action

Two purported class action lawsuits have been filed against Sibanye Gold Limited (Sibanye-Stillwater), Neal Froneman and Charl Keyter in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. The first lawsuit, Case No. 18-cv-03721, was filed on 27 June 2018 by Kevin Brandel, individually and on behalf of all other persons who purchased Sibanye securities between 7 April 2017 and 26 June 2018, inclusive (the “Class Period”). The second lawsuit, Case No. 18-cv-03902, was filed on 6 July 2018 by Lester Heuschen, Jr., also individually and on behalf of members of the Class Period (collectively, the “Class Actions”). The Class Actions allege that certain statements by Sibanye-Stillwater in its annual reports filed with the US Securities and Exchange Commission were false and/or misleading. Specifically, the Class Actions allege that Sibanye made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Actions seek an unspecified amount of damages.

As the cases are in the early stages, it is not possible to determine the likelihood of success on the merits or to quantify any potential liability from the Class Actions nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the cases vigorously.

OUTLOOK

The operating/safety challenges experienced in H1 2018 have been our primary focus and are being proactively addressed. I am confident that collaboration with key stakeholders will have a significant impact on safety at our mines. Restoring and then improving the safety performance at our operations globally remains a priority.

Despite the difficult operating environment and potentially crippling operational challenges we have endured, the outlook for the remainder of the year remains positive, with the weaker rand in particular providing significant earnings upside for the SA region.

4E PGM production from the SA PGM operations is likely to be at the upper end of guidance of between 1.1Moz and 1.15Moz, with AISC towards the bottom end of guidance, of between R10,750/4Eoz and R11,250/4Eoz (US$825/4Eoz and US$860/4Eoz). Capital expenditure is forecast at R1,200 million (US$92 million).

Guidance for the SA gold operations for the year ending 31 December 2018 was revised in July 2018 to between 36,500kg and 37,500kg (1.17Moz and 1.21Moz), with AISC forecast at between R515,000/kg and R530,000/kg (US$1,227/oz and US$1,263/oz) and capital expenditure of R3,000 million (US$230 million).

2E PGM production guidance from the US PGM operations for the year ending 31 December 2018 is maintained at between 580,000oz and 610,000oz with AISC between US$640/2Eoz and US$680/2Eoz. Capital expenditure is expected to be up to US$222 million.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       6

FINANCIAL AND OPERATING REVIEW OF THE SIBANYE-STILLWATER GROUP

For the six months ended 30 June 2018 (H1 2018) compared with the six months ended 30 June 2017 (H1 2017)

Revenue

Revenue increased by 24% to R23,910 million (US$1,942 million) from R19,219 million (US$1,455 million). This included R7,441 million (US$605 million) from the US PGM operations. The increase in revenue at the US PGM operations was due to the inclusion for the full six months in H1 2018 compared with R1,946 million (US$147 million) for two months in H1 2017. Revenue from the SA PGM operations increased by 13% to R6,789 million (US$552 million) due to chrome and by-product sales of R1,040 million, and a 8% higher average 4E basket price and partly offset by a 4% decline in 4E PGM production. Revenue from the SA gold operations decreased by 14% to R9,680 million (US$786 million) due to a 1% lower average gold price and a 13% decline in gold production year-on-year.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 23% to R19,642 million (US$1,596 million). The increase was largely due to the inclusion of the US PGM operations, which had cost of sales, before amortisation and depreciation of R5,554 million (US$451 million) for the full six months in H1 2018 compared with R1,572 million (US$119 million) for two months in H1 2017. Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 4% to R5,716 million (US$464 million) due to above inflation increases in wages, partly offset by synergies realised. Cost of sales, before amortisation and depreciation at the SA gold operations decreased by 6% to R8,373 million (US$680 million) due to the cessation of underground operations at Cooke, partly offset by above inflation increases in wages and other costs related to various operational disruptions during the period.

Amortisation and depreciation

Amortisation and depreciation increased by 24% to R3,095 million (US$251 million). This included R1,025 million (US$83 million) from the US PGM operations for the full six months in H1 2018 compared with R313 million (US$24 million) for two months in H1 2017. Amortisation and depreciation at the SA PGM operations increased by 53% to R501 million (US$41 million) as the useful lives of individual assets were reassessed. The SA gold operations decreased by 16% to R1,569 million (US$128 million) mainly due to the cessation of underground operations and impairment at Cooke.

Finance expense

The finance expense decreased by 4% to R1,384 million (US$112 million) from R1,440 million (US$109 million). Included in finance expense in H1 2018 was R749 million interest on borrowings (H1 2017: R1,101 million), R233 million unwinding of the US$450 million Convertible Bond, US$1.05 Bond and Burnstone Debt (H1 2017: R70 million), R190 million environmental rehabilitation liability accretion expense (H1 2017: R179 million), R51 million occupational healthcare liability accretion expense, R100 million unwinding of the Rustenburg Deferred Payment (H1 2017: R74 million) and R62 million sundry interest charges (H1 2017: R15 million).

Interest decreased by R189 million due to the successful refinancing of the Stillwater Bridge Facility through the US$1 billion rights offer, the US$1.05 billion Bond and the US$450 million Convertible Bond. Sibanye-Stillwater’s average outstanding gross debt, excluding the Burnstone Debt and including the derivative financial instrument, was approximately R26,215 million in H1 2018 compared with approximately R17,898 million in H1 2017. For additional information on Sibanye-Stillwater’s borrowings see note 9 of the financial statements.

Gain on financial instruments

The net gain on financial instruments of R710 million (US$58 million) for H1 2018 compares with a loss of R261 million (US$20 million) for H1 2017. This net gain included a fair value gain on the US$450 million Convertible Bond derivative financial instrument of R810 million (US$66 million), mainly due to the convertible bonds trading well below par, driven by the share price deterioration; and net unrealised losses on the rand gold forward sale contracts of R91 million (US$7 million).

Net other costs, including care and maintenance

The net other cost for H1 2018 of R372 million (US$30 million) (H1 2017: R198 million (US$15 million)) included additional care and maintenance costs at the Cooke operations of R273 million (US$22 million) (H1 2017: R114 million (US$9 million)).

Non-recurring items

Impairments

In H1 2018, the Altar and Marathon exploration costs capitalised were impaired as the carrying amounts of the assets exceeded the recoverable amounts. In the comparative period (H1 2017), the continued losses and outcome of the Section 189 of the Labour Relations Act 66 of 1995 process at the Cooke Operations and Beatrix West mine, resulted in the impairment of the mining assets by R2,792 million (Cooke 1, 2 and 3: R2,187 million (US$167 million) and Beatrix West: R604 million (US$47 million)) at 30 June 2017.

Occupational healthcare expense

As a result of the progress made by the Occupational Lung Disease Working Group (the Working Group) since 31 March 2017 on a variety of issues, management was in a position to reliably estimate, within an acceptable range, the Group’s potential share of a possible settlement of the class action claims and related costs, and provided R1,077 million (US$82 million) before tax for this liability.

On 3 May 2018, the Working Group (representing African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) agreed to a  class action settlement with the claimants of approximately R5 billion. The estimated

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       7

costs were reviewed at 30 June 2018, discounted using a risk-free rate, and as a result, a change in estimate of R10.2 million was recognised in profit or loss.

Transaction costs

Transaction costs of R193 million (US$16 million) for H1 2018 mainly included advisory and legal fees of R83 million (US$7 million) related to the Lonmin transaction and legal fees of R92 million (US$7 million) related to the Stillwater Mining Company dissenting shareholders claim. Transaction costs of R402 million (US$30 million) in H1 2017 related to the Stillwater transaction.

Mining and income tax

Current tax increased from R39 million (US$3 million) to R154 million (US$13 million) due to the increase in taxable mining income for the period. The deferred tax credit decreased from R453 million (US$34 million) to R70 million (US$6 million). The significant deferred tax credit for H1 2017 was due to the impact of the impairment of Beatrix and the occupational healthcare expense.

The effective tax (expense) rate of 52% for H1 2018 was higher than the South African statutory company tax rate of 28% mainly due to an increase of deferred tax assets not recognised at the Cooke operations and Burnstone project. The effective tax (credit) rate of 8% for H1 2017 was lower than the South African statutory company tax rate of 28% mainly due to the tax effect of non-deductible finance expenses and transaction costs (related to the Stillwater acquisition) and an increase of deferred tax assets not recognised at the Cooke operations. For additional information on Sibanye-Stillwater’s mining and income tax see note 4 of the financial statements.

Cash flow analysis

Sibanye-Stillwater defines free cash flow as cash from operating activities before dividends paid, less additions to property, plant and equipment.

A free cash outflow of R732 million (US$59 million) compares with R831 million (US$63 million) for H1 2017. The items contributing to the decrease in H1 2018 are indicated in the table below.

Figures in million - SA rand
	H1 2018	H1 2017
Increase/(decrease) in cash generated by operations[1]	1,715	(3,217)
Decrease in cash-settled share-based payments paid[2]	424	1,059
(Decrease)/increase in investment in working capital[3]	(2,075)	1,077
Decrease/(increase) in interest paid	263	(930)
Decrease in royalties and tax paid	319	378
Increase in capital expenditure (i.e. additions to property, plant and equipment)[4]	(582)	(723)
Other	36	(11)
Decrease/(increase) in free cash outflow	100	(2,367)
1

The increase in cash generated by operations in H1 2018 was mainly due to the inclusion of the US PGM operations for the full six months in H1 2018 compared with two months in H1 2017. The decrease in cash generated by operations in H1 2017 was mainly due to the decrease in the average realised gold price to R523,303/kg in H1 2017 from R603,427/kg in H1 2016.

2

Approximately 70% of cash-settled share-based payment instruments vested during 2016 resulting in a decrease in cash-settled share-based paid from H1 2017 and the outstanding instruments vested in H1 2017 resulting in a decrease in cash-settled share-based paid in H1 2018.

3

The investment in working capital in H1 2018 (of R488 million) was mainly due to the short-term lock-up of mined and recycled material in process and an increase in total in-process inventory at the US PGM operations, and an increase in gold sales receivables. The release from working capital in H1 2017 (of R1,586 million) was due to a decrease in gold sales receivables and prepayments, and increase accruals.

4

The increase in capital expenditure in H1 2018 was largely due to the inclusion of the US PGM operations capital expenditure of US$99 million (R1,218 million) for the full six months in H1 2018 compared with US$25 million (R330 million) for two months in H1 2017, partly offset by deferred capital expenditure at the SA gold and PGM operations. The increase in capital expenditure in H1 2017 was largely due to the inclusion of the SRPM capital expenditure (of R436 million (US$33 million)) and the US PGM operations capital expenditure for two months (compared with Rnil (US$nil) in H1 2016).

Cash at 30 June 2018, after net loans raised of R601 million (US$49 million) increased marginally to R2,100 million (US$153 million) from R2,062 million (US$167 million) at 31 December 2017.

Mineral Resources and mineral reserves

There were no changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2017.

CHANGE IN company secretary

Cain Farrel retired as company secretary with effect form 31 May 2018. Lerato Matlosa was appointed as company secretary on 1 June 2018. Lerato holds a Bachelor of Law (LLB) degree from the National University of Lesotho and is an advocate of the High Court of Lesotho. She is a qualified Chartered Secretary with the South African Institute of Corporate Secretaries and she also completed a certificate in Prospecting and Mining Law with the University of Witwatersrand Mandela Institute. Lerato’s memberships include the Chartered Secretaries of South Africa, the Institute of Directors South Africa and a member of the Canadian Society of Corporate Secretaries. She was previously the Company Secretary of Atlatsa Resources Corporation, a Toronto Stock Exchange and JSE listed company.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       8

SALIENT FEATURES AND COST BENCHMARKS FOR THE SIX MONTHS ENDED 30 JUNE 2018, 31 DECEMBER 2017 AND 30 JUNE 2017

SA and US PGM operations

			GROUP	SA REGION								US REGION
			Total SA and US PGM	Total SA PGM			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater
Attributable				Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[1]
Production
Tonnes milled/treated	000't	Jun 2018	13,084	12,434	5,945	6,489	1,835	698	3,748	3,412	2,741	650
		Dec 2017	13,492	12,857	6,257	6,600	1,966	704	3,857	3,587	2,743	635
		Jun 2017	13,559	13,339	6,005	7,334	1,812	681	4,193	3,512	3,141	220
Plant head grade	g/t	Jun 2018	2.66	2.00	3.25	0.84	2.48	3.56	0.60	3.61	1.21	15.35
		Dec 2017	2.71	2.10	3.28	0.98	2.45	3.58	0.63	3.69	1.47	15.13
		Jun 2017	2.27	2.07	3.31	1.05	2.40	3.58	0.66	3.72	1.57	14.74
Plant recoveries	%	Jun 2018	77.26	71.77	83.77	28.44	82.35	77.95	10.66	85.28	38.76	91.35
		Dec 2017	75.32	69.49	83.78	24.27	81.88	78.12	13.48	85.47	30.77	90.82
		Jun 2017	69.07	66.66	83.09	24.23	81.93	77.60	9.99	84.51	32.24	92.00
Yield	g/t	Jun 2018	2.05	1.42	2.72	0.23	2.04	2.77	0.06	3.08	0.47	14.07
		Dec 2017	2.04	1.46	2.75	0.24	2.00	2.80	0.09	3.15	0.45	13.84
		Jun 2017	1.57	1.38	2.75	0.25	1.97	2.78	0.07	3.15	0.51	13.24
PGM production[2]	4Eoz - 2Eoz	Jun 2018	863,125	569,166	520,268	48,899	120,461	62,270	7,718	337,537	41,181	293,959
		Dec 2017	886,267	603,636	553,133	50,503	126,606	63,274	10,545	363,253	39,958	282,631
		Jun 2017	684,437	590,712	530,769	59,943	114,619	60,879	8,898	355,271	51,045	93,725
PGM sold	4Eoz - 2Eoz	Jun 2018	840,512	569,166	520,268	48,899	120,461	62,270	7,718	337,537	41,181	271,346
		Dec 2017	883,738	603,636	553,133	50,503	126,606	63,274	10,545	363,253	39,958	280,102
		Jun 2017	665,877	590,712	530,769	59,943	114,619	60,879	8,898	355,271	51,045	75,165
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Jun 2018	12,691	12,941	12,965	12,715	13,217	12,733	13,048	12,875	12,652	12,260
		Dec 2017	12,940	13,066	13,063	13,095	13,114	13,107	13,195	13,045	13,068	12,699
		Jun 2017	11,883	12,006	12,037	11,685	12,030	12,015	12,068	12,039	11,618	11,242
	US$/4Eoz - US$/2Eoz	Jun 2018	1,031	1,051	1,053	1,033	1,074	1,034	1,060	1,046	1,028	996
		Dec 2017	965	975	974	977	978	978	984	973	975	947
		Jun 2017	980	910	912	885	911	910	914	912	880	850
Operating cost[5]	R/t	Jun 2018	731	487	1,003	69	684	837	17	1,175	141	2,716
		Dec 2017	640	502	1,010	74	626	838	18	1,221	153	3,287
		Jun 2017	469	434	952	58	643	897	14	1,111	116	2,491
	US$/t	Jun 2018	59	40	82	6	56	68	1	95	11	221
		Dec 2017	48	37	75	6	47	63	1	91	11	245
		Jun 2017	36	33	72	4	49	68	1	84	9	190
	R/4Eoz - R/2Eoz	Jun 2018	9,344	11,277	11,497	9,221	10,424	9,377	8,253	11,879	9,402	6,010
		Dec 2017	9,948	11,289	11,453	9,704	9,718	9,318	6,676	12,057	10,504	7,383
		Jun 2017	9,686	10,365	10,786	7,065	10,169	10,035	6,687	10,985	7,131	5,847
	US$/4Eoz - US$/2Eoz	Jun 2018	759	916	934	749	847	762	671	965	764	488
		Dec 2017	742	842	855	724	725	695	498	899	784	551
		Jun 2017	734	785	817	535	770	760	506	832	540	443
Adjusted EBITDA margin[6]	%	Jun 2018		15			15	36	24	15		25
		Dec 2017		16			20	32	41	14		25
		Jun 2017		8			9	29	8	7		19
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Jun 2018	9,349	10,106			10,187	8,060	8,318	10,116		8,045
		Dec 2017	9,905	10,432			10,057	9,223	6,619	10,650		8,899
		Jun 2017	10,029	10,364			10,307	8,643	6,799	10,458		8,134
	US$/4Eoz - US$/2Eoz	Jun 2018	760	821			828	655	676	822		653
		Dec 2017	739	778			750	688	494	794		660
		Jun 2017	760	785			781	655	515	792		622
All-in cost[7]	R/4Eoz - R/2Eoz	Jun 2018	10,226	10,173			10,187	8,060	12,646	10,118		10,316
		Dec 2017	10,787	10,436			10,057	9,223	6,837	10,650		11,458
		Jun 2017	10,312	10,364			10,307	8,643	6,799	10,458		10,014
	US$/4Eoz - US$/2Eoz	Jun 2018	831	826			828	655	1,027	822		838
		Dec 2017	805	779			750	688	510	794		855
		Jun 2017	781	785			781	655	515	792		765
Capital expenditure
Total capital	Rm	Jun 2018	1,622.2	404.2			49.9	65.7	38.2	316.1		1,218.0
expenditure[8]		Dec 2017	1,839.0	514.9			111.6	117.9	7.9	395.4		1,324.1
		Jun 2017	849.7	520.0			78.9	104.6	5.4	435.7		329.7
	US$m	Jun 2018	131.7	32.8			4.1	5.3	3.1	25.7		98.9
		Dec 2017	137.5	38.3			8.3	8.8	0.6	29.4		99.2
		Jun 2017	64.4	39.4			6.0	7.9	0.4	33.0		25.0

Average exchange rate for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was  R12.31/US$, R13.41/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The US PGM operations’ results for the six months ended 30 June 2017 are for two months since acquisition. The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown, except for adjusted EBITDA margin and is detailed in the PGM recycling table below.

[2]	Production per product – see prill split in the table below.
[3]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.
[4]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
[5]

Operating cost is the average cost of production and calculated by dividing costs of sales, before amortisation and depreciationin a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the PGM produced in the same period. The US PGM operatoins

[6]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       9

[7]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see “All-in costs for the six months ended 30 June 2018, 31 December 2017 and  30 June 2017”.

The US region All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was US$822/2Eoz, US$845/2Eoz and US$765/2Eoz, respectively.

[8]

The US region corporate project expenditure for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was R58.1 million (US$4.8 million), R30.4 million (US$2.3 million) and R9.4 million (US$0.7 million), respectively, which related to the Altar and Marathon projects.

Mining - Prill split excluding recycling operations
	GROUP		SA REGION						US REGION
	Jun 2018		Jun 2018		Dec 2017		Jun 2017		Jun 2018		Dec 2017		Jun 2017[1]
	4Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	2Eoz	%
Platinum	397,351	46%	331,399	58%	349,906	58%	345,050	58%	65,952	22%	63,978	23%	21,260	23%
Palladium	404,611	47%	176,603	31%	188,784	31%	183,433	31%	228,008	78%	218,653	77%	72,465	77%
Rhodium	44,252	5%	44,252	8%	51,137	8%	49,028	8%
Gold	16,912	2%	16,912	3%	13,809	2%	13,201	2%
PGM production	863,126	100%	569,166	100%	603,636	100%	590,712	100%	293,959	100%	282,631	100%	93,725	100%
Ruthenium	75,429		75,429		79,079		77,132
Iridium	17,218		17,218		18,086		17,916
Total	955,773		661,813		700,801		685,760		293,959		282,631		93,725

Recycling operation
		US REGION
	Unit	Jun 2018	Dec 2017
Average catalyst fed/day	Tonne	23.8	23.9
Total processed	Tonne	4,308	4,392
Tolled	Tonne	672	637
Purchased	Tonne	3,636	3,754
PGM fed	3Eoz	360,246	390,703
PGM sold	3Eoz	303,326	283,431
PGM tolled returned	3Eoz	68,256	79,888

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       10

SA gold operations

			SA REGION
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Jun 2018	9,055	3,144	5,911	950	1,203	957	2,699	1,232	284	5	1,725
		Dec 2017	9,165	3,744	5,421	1,070	2,063	1,101	1,875	1,372	304	201	1,179
		Jun 2017	9,865	3,831	6,034	1,067	1,842	1,076	1,699	1,365	474	323	2,019
Yield	g/t	Jun 2018	2.06	5.22	0.37	5.63	0.37	7.08	0.42	3.47	0.37	1.20	0.31
		Dec 2017	2.42	5.37	0.39	6.15	0.40	7.26	0.44	3.28	0.29	5.12	0.33
		Jun 2017	2.17	5.01	0.37	6.26	0.50	6.35	0.46	3.19	0.30	4.05	0.19
Gold produced	kg	Jun 2018	18,616	16,405	2,211	5,349	441	6,775	1,130	4,275	105	6	535
		Dec 2017	22,216	20,107	2,109	6,585	815	7,990	816	4,502	88	1,030	390
		Jun 2017	21,418	19,178	2,240	6,677	927	6,836	790	4,357	144	1,308	379
	oz	Jun 2018	598,517	527,432	71,085	171,974	14,178	217,821	36,330	137,444	3,376	193	17,201
		Dec 2017	714,260	646,454	67,806	211,712	26,203	256,884	26,235	144,743	2,829	33,115	12,539
		Jun 2017	688,604	616,586	72,018	214,670	29,804	219,782	25,399	140,081	4,630	42,053	12,185
Gold sold	kg	Jun 2018	18,616	16,405	2,211	5,349	441	6,775	1,130	4,275	105	6	535
		Dec 2017	22,216	20,107	2,109	6,585	815	7,990	816	4,502	88	1,030	390
		Jun 2017	21,547	19,296	2,251	6,761	927	6,870	790	4,357	144	1,308	390
	oz	Jun 2018	598,517	527,432	71,085	171,974	14,178	217,821	36,330	137,444	3,376	193	17,201
		Dec 2017	714,260	646,454	67,806	211,712	26,203	256,884	26,235	144,743	2,829	33,115	12,539
		Jun 2017	692,752	620,380	72,372	217,371	29,804	220,875	25,399	140,081	4,630	42,053	12,539
Price and costs
Gold price received	R/kg	Jun 2018	519,994			521,123		521,392		526,370		539,556
		Dec 2017	549,064			548,068		549,023		549,237		554,366
		Jun 2017	523,303			523,062		523,538		523,150		523,734
	US$/oz	Jun 2018	1,314			1,317		1,317		1,330		1,363
		Dec 2017	1,274			1,272		1,274		1,274		1,286
		Jun 2017	1,233			1,232		1,234		1,232		1,234
Operating cost[1]	R/t	Jun 2018	925	2,330	177	2,876	204	2,773	190	1,571	107	740	151
		Dec 2017	977	2,142	173	2,561	173	2,361	184	1,439	78	3,515	177
		Jun 2017	900	2,081	150	2,550	194	2,322	181	1,376	162	2,709	82
	US$/t	Jun 2018	75	189	14	234	17	225	15	128	9	60	12
		Dec 2017	73	160	13	191	13	176	14	107	6	262	13
		Jun 2017	68	158	11	193	15	176	14	104	12	205	6
	R/kg	Jun 2018	449,758	446,522	473,768	510,806	555,782	391,720	452,832	452,702	290,476	616,667	486,355
		Dec 2017	403,151	398,901	443,670	416,173	439,018	325,369	423,407	438,450	270,455	686,019	534,872
		Jun 2017	414,595	415,758	404,643	407,548	384,898	365,550	389,494	431,076	531,944	669,037	436,148
	US$/oz	Jun 2018	1,136	1,128	1,197	1,291	1,404	990	1,144	1,144	734	1,558	1,229
		Dec 2017	935	926	1,029	965	1,018	755	982	1,017	627	1,591	1,241
		Jun 2017	977	979	953	960	907	861	917	1,015	1,253	1,576	1,027
Adjusted EBITDA margin[2]	%	Jun 2018	10			1		23		14		(84)
		Dec 2017	25			23		39		20		(32)
		Jun 2017	20			22		29		17		(31)
All-in sustaining cost[3]	R/kg	Jun 2018	520,488			603,092		464,301		511,712		524,954
		Dec 2017	480,010			502,257		420,089		501,438		666,972
		Jun 2017	485,441			474,168		442,650		504,110		678,857
	US$/oz	Jun 2018	1,315			1,524		1,173		1,293		1,326
		Dec 2017	1,114			1,165		975		1,163		1,548
		Jun 2017	1,143			1,117		1,043		1,187		1,600
All-in cost[3]	R/kg	Jun 2018	539,337			603,143		473,498		511,781		524,954
		Dec 2017	498,474			504,122		429,866		501,939		666,972
		Jun 2017	504,845			478,148		450,614		504,155		685,689
	US$/oz	Jun 2018	1,363			1,524		1,196		1,293		1,326
		Dec 2017	1,157			1,170		997		1,165		1,548
		Jun 2017	1,189			1,126		1,062		1,188		1,616
Capital expenditure
Total capital expenditure[4]	Rm	Jun 2018	1,430.3			503.5		546.0		237.8		-
		Dec 2017	1,776.0			621.2		693.6		265.4		-
		Jun 2017	1,634.1			534.3		539.9		280.2		73.9
	US$m	Jun 2018	116.2			40.9		44.4		19.3		-
		Dec 2017	132.7			46.4		51.9		19.7		-
		Jun 2017	123.6			40.4		40.8		21.2		5.6

Average exchange rate for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was R12.31/US$, R13.41/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

Operating cost is the average cost of production and calculated by dividing costs of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operatings cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

[2]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
[3]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in costs, respectively, in a period by the total gold production in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see “All-in costs for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017”.

[4]

Corporate project expenditure for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was R143.0 million (US$11.7 million), R195.8 million (US$14.7 million), and R205.8 million (US$15.6 million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       11

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Reviewed Jun 2017	Unaudited Dec 2017	Reviewed Jun 2018		Notes	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
1,454.9	1,994.5	1,942.3	Revenue		23,910.0	26,692.4	19,219.2
(1,210.2)	(1,530.8)	(1,595.6)	Cost of sales, before amortisation and depreciation		(19,642.4)	(20,496.0)	(15,986.7)
244.7	463.7	346.7			4,267.6	6,196.4	3,232.5
(189.0)	(239.2)	(251.4)	Amortisation and depreciation		(3,094.7)	(3,203.0)	(2,496.7)
14.7	16.5	15.5	Interest income		191.3	220.7	194.8
(109.0)	(114.3)	(112.4)	Finance expense	2	(1,384.2)	(1,532.2)	(1,439.6)
(8.8)	(8.6)	(10.9)	Share-based payments		(134.7)	(115.7)	(116.2)
(19.8)	(63.9)	57.7	Gain/(loss) on financial instruments	3	710.2	(853.1)	(261.3)
25.3	(3.3)	17.1	Gain/(loss) on foreign exchange differences		210.1	(42.2)	334.6
7.4	14.5	16.1	Share of results of equity-accounted investees after tax	7	198.5	193.5	98.1
(15.0)	(32.5)	(30.2)	Net other costs		(372.0)	(434.6)	(198.1)
(9.1)	(9.6)	(22.6)	- Care and maintenance		(278.3)	(128.7)	(120.5)
(4.2)	(14.5)	-	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		-	(193.6)	(55.3)
(1.7)	(8.4)	(7.6)	- Other		(93.7)	(112.3)	(22.3)
2.3	0.8	2.6	Gain on disposal of property, plant and equipment		31.8	10.2	30.5
(211.7)	(119.7)	(4.8)	Impairments		(59.6)	(1,615.0)	(2,796.0)
(81.5)	(1.7)	(0.8)	Occupational healthcare expense	10	(10.2)	(29.7)	(1,077.2)
(11.2)	(43.6)	(7.7)	Restructuring costs		(94.4)	(581.8)	(148.0)
(30.4)	(11.1)	(15.7)	Transaction costs		(193.0)	(150.5)	(401.6)
(382.0)	(142.4)	21.8	Profit/(loss) before royalties and tax		266.7	(1,937.0)	(5,044.2)
(13.1)	(16.8)	(8.4)	Royalties		(103.7)	(225.6)	(172.9)
(395.1)	(159.2)	13.4	Profit/(loss) before tax		163.0	(2,162.6)	(5,217.1)
31.4	190.0	(6.9)	Mining and income tax	4	(84.7)	2,532.2	414.4
(2.9)	(35.0)	(12.5)	- Current tax		(154.2)	(465.3)	(38.9)
34.3	225.0	5.6	- Deferred tax		69.5	2,997.5	453.3

(363.7)	30.8	6.5	(Loss)/profit for the period		78.3	369.6	(4,802.7)
			(Loss)/profit for the period attributable to:
(363.8)	30.6	6.4	- Owners of Sibanye-Stillwater		76.7	366.3	(4,803.7)
0.1	0.2	0.1	- Non-controlling interests		1.6	3.3	1.0
			Earnings per ordinary share (cents)
(23)	1	-	Basic earnings per share	5.1	3	16	(298)
(23)	1	-	Diluted earnings per share	5.2	3	16	(298)
1,614,151	2,255,316	2,261,753	Weighted average number of shares ('000)	5.1	2,261,753	2,255,316	1,614,151
1,614,151	2,255,316	2,286,698	Diluted weighted average number of shares ('000)	5.2	2,286,698	2,255,316	1,614,151
			Headline earnings per ordinary share (cents)
(9)	10	-	Headline earnings per share	5.3	4	87	(135)
(9)	10	-	Diluted headline earnings per share	5.4	4	87	(135)
13.21	13.41	12.31	Average R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       12

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Reviewed Jun 2017	Unaudited Dec 2017	Reviewed Jun 2018		Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
(363.7)	30.8	6.5	(Loss)/profit for the period	78.3	369.6	(4,802.7)
			Other comprehensive income
56.6	62.0	(100.2)	Other comprehensive income, net of tax	1,309.6	(519.7)	(107.5)
-	-	-	Foreign currency translation adjustments	1,309.2	(519.1)	(113.3)
0.4	-	-	Mark to market valuation[1]	0.4	(0.6)	5.8
56.2	62.0	(100.2)	Currency translation adjustments[1,2]	-	-	-

(307.1)	92.8	(93.7)	Total comprehensive income	1,387.9	(150.1)	(4,910.2)
			Total comprehensive income attributable to:
(307.2)	92.6	(93.8)	- Owners of Sibanye-Stillwater	1,386.3	(153.4)	(4,911.2)
0.1	0.2	0.1	- Non-controlling interests	1.6	3.3	1.0
13.21	13.41	12.31	Average R/US$ rate
[1]	These gains and losses will never be reclassified to profit or loss.
[2]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Reviewed Jun 2017	Audited Dec 2017	Reviewed Jun 2018		Notes	Reviewed Jun 2018	Audited Dec 2017	Reviewed Jun 2017
5,146.5	5,183.6	4,875.1	Non-current assets		66,933.4	64,067.3	67,216.4
4,163.6	4,162.2	3,875.1	Property, plant and equipment		53,204.7	51,444.6	54,378.2
521.3	517.5	510.7	Goodwill		7,012.2	6,396.0	6,809.9
165.7	181.6	195.5	Equity-accounted investments	7	2,683.7	2,244.1	2,164.0
246.9	282.6	259.5	Environmental rehabilitation obligation funds		3,562.4	3,492.4	3,225.0
34.9	23.0	21.2	Other receivables		290.6	284.0	455.1
14.1	16.7	13.1	Deferred tax assets		179.8	206.2	184.2

1,173.7	971.2	1,030.7	Current assets		14,150.6	12,004.5	15,327.9
226.8	285.3	308.5	Inventories		4,235.2	3,526.5	2,962.0
395.4	501.4	459.9	Trade and other receivables		6,314.8	6,197.6	5,164.5
24.0	2.8	2.6	Other receivables		35.2	35.2	313.2
28.0	14.8	14.3	Tax receivable		195.8	182.8	365.0
-	-	92.5	Non-current assets held for sale	8	1,270.0	-	-
499.5	166.9	152.9	Cash and cash equivalents		2,099.6	2,062.4	6,523.2

6,320.2	6,154.8	5,905.8	Total assets		81,084.0	76,071.8	82,544.3

1,842.6	1,941.6	1,858.2	Total equity		25,512.8	23,998.2	24,064.5

3,339.4	3,530.3	3,490.4	Non-current liabilities		47,921.7	43,635.8	43,614.8
1,733.3	1,941.1	2,065.4	Borrowings	9	28,358.0	23,992.0	22,636.7
-	88.5	22.7	Derivative financial instrument	9	311.1	1,093.5	-
346.8	378.5	356.8	Environmental rehabilitation obligation		4,898.7	4,678.7	4,529.0
1.3	0.9	0.8	Post-retirement healthcare obligation		11.1	11.3	16.4
75.6	93.2	77.5	Occupational healthcare obligation	10	1,063.5	1,152.5	987.9
22.3	34.2	31.0	Share-based payment obligations		425.0	422.2	291.8
249.0	304.2	291.0	Other payables	11	3,995.7	3,760.4	3,252.0
911.1	689.7	645.2	Deferred tax liabilities		8,858.6	8,525.2	11,901.0

1,138.2	682.9	557.2	Current Liabilities		7,649.5	8,437.8	14,865.0
579.8	134.1	24.3	Borrowings	9	334.3	1,657.5	7,571.8
6.8	0.1	11.0	Occupational healthcare obligation	10	150.6	0.8	89.3
0.7	1.0	2.3	Share-based payment obligations		31.0	12.3	8.9
547.7	541.5	497.8	Trade and other payables		6,834.4	6,690.4	7,153.1
-	3.4	3.1	Other payables	11	41.9	41.9	-
3.2	2.8	18.7	Tax and royalties payable		257.3	34.9	41.9

6,320.2	6,154.8	5,905.8	Total equity and liabilities		81,084.0	76,071.8	82,544.3
13.06	12.36	13.73	Closing R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       13

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar						SA rand
		Accum-	Non-				Non-	Accum-
Stated	Other	ulated	controlling	Total		Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		equity	interests	loss	reserves	capital
2,388.6	375.3	(1,562.2)	1.3	1,203.0	Balance at 31 December 2016 (Audited)	16,469.1	17.7	(8,262.0)	2,978.8	21,734.6
-	56.6	(363.8)	0.1	(307.1)	Total comprehensive income for the period	(4,910.2)	1.0	(4,803.7)	(107.5)	-
-	-	(363.8)	0.1	(363.7)	Loss for the period	(4,802.7)	1.0	(4,803.7)	-	-
-	56.6	-		56.6	Other comprehensive income, net of tax	(107.5)	-	-	(107.5)	-
-	-	(42.4)	-	(42.4)	Dividends paid	(560.2)	(2.0)	(558.2)	-	-
-	7.8	-	-	7.8	Share-based payments	103.3	-	-	103.3	-
981.3	-	-	-	981.3	Rights issue	12,962.5	-	-	-	12,962.5
3,369.9	439.7	(1,968.4)	1.4	1,842.6	Balance at 30 June 2017 (Reviewed)	24,064.5	16.7	(13,623.9)	2,974.6	34,697.1
-	62.0	30.6	0.2	92.8	Total comprehensive income for the period	(150.1)	3.3	366.3	(519.7)	-
-	-	30.6	0.2	30.8	Profit for the period	369.6	3.3	366.3	-	-
-	62.0	-		62.0	Other comprehensive income, net of tax	(519.7)	-	-	(519.7)	-
-	-	-	-	-	Dividends paid	(0.2)	(0.2)	-	-	-
-	8.5	-	-	8.5	Share-based payments	114.1	-	-	114.1	-
(2.3)	-	-	-	(2.3)	Rights issue (transaction costs)	(30.1)	-	-	-	(30.1)
3,367.6	510.2	(1,937.8)	1.6	1,941.6	Balance at 31 December 2017 (Audited)	23,998.2	19.8	(13,257.6)	2,569.0	34,667.0
-	(100.2)	6.4	0.1	(93.7)	Total comprehensive income for the period	1,387.9	1.6	76.7	1,309.6	-
-	-	6.4	0.1	6.5	Loss for the period	78.3	1.6	76.7	-	-
-	(100.2)	-	-	(100.2)	Other comprehensive income, net of tax	1,309.6	-	-	1,309.6	-
-	-	-	-	-	Dividends paid	(0.6)	(0.6)	-	-	-
-	10.3	-	-	10.3	Share-based payments	127.3	-	-	127.3	-
3,367.6	420.3	(1,931.4)	1.7	1,858.2	Balance at 30 June 2018 (Reviewed)	25,512.8	20.8	(13,180.9)	4,005.9	34,667.0

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Reviewed Jun 2017	Unaudited Dec 2017	Reviewed Jun 2018		Notes	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
			Cash flows from operating activities
144.5	388.3	294.4	Cash generated by operations		3,623.9	5,182.4	1,909.1
(32.6)	-	(0.6)	Cash-settled share-based payments paid		(7.5)	(2.4)	(431.2)
120.1	(159.3)	(39.7)	Change in working capital		(488.4)	(2,108.7)	1,586.4
232.0	229.0	254.1			3,128.0	3,071.3	3,064.3
3.9	5.0	7.1	Interest received		87.6	66.9	51.8
(83.3)	(71.0)	(68.0)	Interest paid		(837.5)	(953.7)	(1,100.2)
(14.8)	(14.3)	(5.9)	Royalties paid		(73.1)	(192.1)	(195.3)
(12.7)	(25.8)	2.4	Tax refund received/(paid)		29.4	(344.2)	(167.7)
(42.4)	-	-	Dividends paid		(0.6)	(0.2)	(560.2)
82.7	122.9	189.6	Net cash from operating activities		2,333.8	1,648.0	1,092.7

			Cash flows from investing activities
(188.0)	(270.1)	(249.1)	Additions to property, plant and equipment		(3,065.9)	(3,614.8)	(2,484.0)
2.5	2.9	3.3	Proceeds on disposal of property, plant and equipment		40.4	38.3	33.0
(0.2)	(8.4)	(0.1)	Contributions to funds and payments of environmental rehabilitation obligation		(1.7)	(111.9)	(2.6)
(0.5)	(0.5)	(0.2)	Loan advanced to equity-accounted investee		(2.3)	(6.4)	(7.1)
(2,097.0)	-	-	Investment in subsidiaries		-	-	(27,386.4)
137.2	-	-	Cash acquired on acquisition of subsidiaries		-	-	1,792.2
272.9	-	-	Proceeds on disposal of investments		-	-	3,605.3
(1,873.1)	(276.1)	(246.1)	Net cash used in investing activities		(3,029.5)	(3,694.8)	(24,449.6)

			Cash flows from financing activities
4,141.6	1,087.1	650.1	Loans raised	9	8,002.8	14,882.8	54,711.0
(2,926.4)	(1,259.9)	(601.3)	Loans repaid	9	(7,401.9)	(17,061.2)	(38,658.3)
981.3	(2.3)	-	Net proceeds from rights issue		-	(30.1)	12,962.5
2,196.5	(175.1)	48.8	Net cash from financing activities		600.9	(2,208.5)	29,015.2

406.1	(328.3)	(7.7)	Net (decrease)/increase in cash and cash equivalents		(94.8)	(4,255.3)	5,658.3
22.7	(4.3)	(6.3)	Effect of exchange rate fluctuations on cash held		132.0	(205.5)	(103.0)
70.7	499.5	166.9	Cash and cash equivalents at beginning of the period		2,062.4	6,523.2	967.9
499.5	166.9	152.9	Cash and cash equivalents at end of the period		2,099.6	2,062.4	6,523.2
13.21	13.41	12.31	Average R/US$ rate
13.06	12.36	13.73	Closing R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       14

Notes to the condensed consolidated interim financial statements

1.Basis of accounting and preparation

The condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual financial statements, except for the adoption of IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9). These two standards had no significant impact on the Group’s measurement and recognition principles:

•	In terms of IFRS 15, control is transferred at the same point when risks and rewards previously transferred.
•

In terms of IFRS 9, the mark to market valuation recognised in the consolidated statement of other comprehensive income remains recognised in the consolidated statement of other comprehensive income, but will not be reclassified to profit or loss in future.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2017 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2017 from the audited comprehensive consolidated financial statements for the year ended 31 December 2017.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement and statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

The condensed consolidated financial statements for the six months ended 30 June 2018 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

2.Finance expense

Figures in million - SA rand		Six months ended
	Notes	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Interest charge on:
Borrowings - interest		(749.2)	(990.6)	(1,101.3)
- US$600 million revolving credit facility (RCF)		(4.9)	-	-
- US$1.05 billion Bond		(427.7)	(470.6)	(7.5)
- R6.0 billion RCF, R4.5 billion Facilities, and other borrowings (Rand Facilities)		(280.6)	(280.6)	(299.5)
- US$350 million RCF		(36.0)	(45.4)	(39.2)
- Stillwater Bridge Facility		-	(194.0)	(755.1)
Borrowings - unwinding of amortised cost	9	(233.2)	(181.8)	(70.0)
- US$450 million Convertible Bond		(141.2)	(80.5)	-
- US$1.05 billion Bond		(27.5)	(29.3)	(0.4)
- Burnstone Debt		(64.5)	(72.0)	(69.6)
Environmental rehabilitation obligation		(189.5)	(177.8)	(179.3)
Occupational healthcare obligation	10	(50.6)	(46.4)	-
Deferred Payment		(100.2)	(74.1)	(74.1)
Dissenting shareholders		(42.9)	(48.8)	(14.1)
Other		(18.6)	(12.7)	(0.8)
Total finance expense		(1,384.2)	(1,532.2)	(1,439.6)

3.Gain/(loss) on financial instruments

Figures in million - SA rand		Six months ended
	Notes	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Fair value gain/(loss) on foreign currency hedge		31.6	(25.1)	(337.0)
Fair value (loss)/gain on rand gold forward sale contracts[1]		(91.2)	17.4	-
Fair value loss on Anglo American Platinum financial assets		-	(467.5)	-
Gain on the revised cash flow of the Burnstone Debt	9	-	74.7	107.0
Fair value gain on derivative financial instrument (US$450 million Convertible Bond)	9	810.1	115.9	-
Fair value adjustment of share-based payment obligations		(21.6)	(171.3)	-
Loss on the revised cash flow of the Deferred Payment (Rustenburg operations acquisition)		-	(469.1)	-
Other		(18.7)	71.9	(31.3)
Total gain/(loss) on financial instruments		710.2	(853.1)	(261.3)

1  At the end of 2017 and during 2018, Sibanye-Stillwater began a hedging programme for Sibanye Gold Limited and Rand Uranium Proprietary Limited by entering into commodity hedging contracts. The contracts comprise gold zero cost collars which establish a minimum (floor) and maximum (cap) gold sales price. At 30 June 2018, the net rand gold forward sale contracts financial liability was R130.7 million and the realised gains R56.2 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       15

4. Mining and income tax

Figures in million - SA rand	Six months ended
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Tax on profit before tax at maximum South African statutory company tax rate	(45.6)	605.5	1,460.8
Non-deductible finance expense	-	36.4	(202.2)
Non-deductible impairments	(0.5)	(1,053.6)	(1.3)
Non-deductible transaction costs	-	(35.1)	(119.5)
Tax benefit in respect of prior years	98.0	-	-
Net other non-taxable income and non-deductible expenditure	19.7	106.9	(119.3)
Change in estimated deferred tax rate	-	2,571.1	-
(Increase)/decrease of deferred tax assets not recognised	(156.3)	301.0	(604.1)
Mining and income tax	(84.7)	2,532.2	414.4

5.Earnings per share

5.1 Basic earnings per share

	Six months ended
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Ordinary shares in issue (’000)	2,265,478	2,168,721	2,125,844
Bonus element of the capitalisation issue (’000)	402	86,749	129,272
Adjustment for weighting of ordinary shares in issue (’000)	(4,127)	(154)	(640,965)
Adjusted weighted average number of shares (’000)	2,261,753	2,255,316	1,614,151
Profit/(loss) attributable to owners of Sibanye-Stillwater (SA rand million)	76.7	366.3	(4,803.7)
Basic earnings per share (EPS) (cents)	3	16	(298)

5.2 Diluted earnings per share

	Six months ended
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,261,753	2,255,316	1,614,151
Potential ordinary shares (’000)	24,945	-	-
Diluted weighted average number of shares (’000)	2,286,698	2,255,316	1,614,151
Diluted basic EPS (cents)	3	16	(298)

5.3 Headline earnings per share

Figures in million - SA rand	Six months ended
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Profit/(loss) attributable to owners of Sibanye-Stillwater	76.7	366.3	(4,803.7)
Gain on disposal of property, plant and equipment	(31.8)	(10.2)	(30.5)
Impairments	59.6	1,615.0	2,796.0
Taxation effect of re-measurement items	(3.5)	(13.2)	(143.6)
Headline earnings	101.0	1,957.9	(2,181.8)
Headline EPS (cents)	4	87	(135)

5.4Diluted headline earnings per share

	Six months ended
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Diluted headline EPS (cents)	4	87	(135)

6.Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Management, therefore, considers normalised earnings in determining what value will be distributed to shareholders. Management believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       16

Figures in million - SA rand	Six months ended
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Profit/(loss) attributable to the owners of Sibanye-Stillwater	76.7	366.3	(4,803.7)
Adjusted for:
(Gain)/loss on financial instruments	(710.2)	853.1	261.3
(Gain)/loss on foreign exchange differences	(210.1)	42.2	(334.6)
Gain on disposal of property, plant and equipment	(31.8)	(10.2)	(30.5)
Impairments	59.6	1,615.0	2,796.0
Restructuring costs	94.4	581.8	148.0
Occupational healthcare expense	10.2	29.7	1,077.2
Transaction costs	193.0	150.5	401.6
Other	13.3	17.3	35.4
Tax effect of the items adjusted above	182.2	(358.9)	(454.5)
Change in estimated deferred tax rate	-	(2,571.1)	-
Share of results of equity-accounted investees after tax	(198.5)	(193.5)	(98.1)
Normalised earnings[1]	(521.2)	522.2	(1,001.9)

1  Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

7.Equity-accounted investments

Figures in million - SA rand	Six months ended
	Reviewed Jun 2018	Audited Dec 2017	Reviewed Jun 2017
Balance at beginning of the period	2,244.1	2,164.0	2,157.4
Share of results of equity-accounted investee after tax	198.5	193.5	98.1
- Mimosa	135.7	89.9	85.1
- Rand Refinery Proprietary Limited	66.5	107.6	16.9
- Other	(3.7)	(4.0)	(3.9)
Net loan advanced to equity-accounted investee	0.6	2.4	4.1
Foreign currency translation	240.5	(115.8)	(95.6)
Balance at end of the period	2,683.7	2,244.1	2,164.0
Equity accounted investments consist of:
- Mimosa[1]	2,389.2	2,012.9	2,038.8
- Rand Refinery	264.9	198.4	90.9
- Other equity-accounted investments	29.6	32.8	34.3
Equity-accounted investments	2,683.7	2,244.1	2,164.0

1   Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine.

8.Non-current assets held for sale

On 29 June 2018, Sibanye-Stillwater announced that it had entered into an arrangement agreement (the Arrangement Agreement) with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan Province, Argentina (Altar Project), currently held as part of the US region. Under the terms of the arrangement agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (Stillwater Canada), will enter into an option and joint venture agreement with Aldebaran, whereby Aldebaran will have the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine Metals Ltd. which owns the Altar Project.

The consideration for Aldebaran to acquire up to an 80% interest in the Altar Project, includes:

•	an upfront cash payment of US$15 million to Sibanye-Stillwater on closing of the Arrangement Agreement;
•	19.9% of the shares of Aldebaran, subject to proration if the initial financing exceeds US$30 million (up to a maximum of US$40 million); and
•

a commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of this year) as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in).

Pursuant to the Arrangement Agreement, Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

The Arrangement Agreement is subject to customary conditions for a transaction of this nature and is expected to complete before the end of 2018.

Figures in million - SA rand
	Reviewed Jun 2018	Audited Dec 2017	Reviewed Jun 2017
Property, plant and equipment	1,270.0	-	-
Non-current assets held for sale	1,270.0	-	-

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       17

9.Borrowings

Figures in million - SA rand		Six months ended
	Notes	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Balance at beginning of the period		25,649.5	30,208.5	8,973.8
Borrowings acquired on acquisition of subsidiary		-	-	5,937.6
Loans raised		8,002.8	13,586.2	54,711.0
- US$600 million RCF	9.1	1,913.4	-	-
- R6.0 billion RCF		360.0	-	800.0
- US$350 million RCF		580.0	538.5	492.9
- Other borrowings		5,149.4	8,413.2	6,308.3
- US$450 million Convertible Bond		-	4,634.5	-
- US$1.05 billion Bond		-	-	13,109.5
- Stillwater Bridge Facility		-	-	34,000.3
Loans repaid		(7,401.9)	(17,061.2)	(38,658.3)
- US$600 million RCF		(285.2)	-	-
- R6.0 billion RCF		-	(363.6)	-
- US$350 million RCF		(1,779.6)	(1,198.2)	-
- Other borrowings		(5,337.1)	(7,934.5)	(7,057.8)
- Stillwater Bridge Facility		-	(7,564.9)	(25,739.1)
- Stillwater Convertible Debentures		-	-	(5,861.4)
Unwinding of loans recognised at amortised cost	2	233.2	181.8	70.0
Accrued interest		427.7	478.1	-
Accrued interest paid		(516.0)	(431.5)	-
Gain on the revised cash flow of the Burnstone Debt	3	-	(74.7)	(107.0)
Loss/(gain) on foreign exchange differences and foreign currency translation		2,297.0	(1,237.7)	(718.6)
Balance at end of the period		28,692.3	25,649.5	30,208.5

Borrowings consist of:

Figures in million - SA rand		Six months ended
	Note	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
US$600 million RCF	9.1	1,757.5	-	-
R6.0 billion RCF		5,896.4	5,536.4	5,900.0
US$350 million RCF		-	1,137.1	1,828.4
US$450 million Convertible Bond		4,939.7	4,357.1	-
US$1.05 billion Bond		14,022.2	12,597.7	13,274.6
Burnstone Debt		1,780.0	1,537.5	1,633.7
Other borrowings		296.5	483.7	5.2
- Other borrowings		291.0	478.7	-
- Franco Nevada liability		1.9	1.7	1.8
- Stillwater Convertible Debentures		3.6	3.3	3.4
Stillwater Bridge Facility		-	-	7,566.6
Borrowings		28,692.3	25,649.5	30,208.5
Current portion of borrowings		(334.3)	(1,657.5)	(7,571.8)
Non-current borrowings		28,358.0	23,992.0	22,636.7

Derivative financial instrument (US$450 million Convertible Bond)

Figures in million - SA rand		Six months ended
	Note	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Balance at the beginning of the period		1,093.5	-	-
Gain of financial instruments	3	(810.1)	(115.9)	-
Loss/(gain) on foreign exchange differences		27.7	(87.2)	-
Derivative financial instruments recognised		-	1,296.6	-
Balance at the end of the period		311.1	1,093.5	-

9.1 US$600 million revolving credit facility

On 21 May 2018, Sibanye-Stillwater cancelled and refinanced the US$350 million RCF by drawing under the US$600 million RCF. The purpose of the facility was to refinance the US$350 million RCF, finance ongoing capital expenditure and working capital.

Terms of the US$600 million RCF
Facility:	US$600 million
Interest rate:	LIBOR
Interest rate margin:	1.85% if net debt to adjusted EBITDA is equal to or less than 2.50x
2.00% if net debt to adjusted EBITDA is greater than 2.50x
Utilisation fees:

Where the total outstanding loans under the RCF fall within the range of the percentage of the total loan as set out below, Sibanye-Stillwater shall pay an utilisation fee equal to the percentage per annum set out opposite such percentage range.

	% of the total loans	Utilisation fee
	Less than or equal to 33⅓%	0.15%
	Greater than 33⅓% and less than or equal to 66⅔%	0.30%
	Greater than 66⅔%	0.50%
Term of facility:	Three years
Borrowers:	Sibanye Gold Limited, Stillwater Mining Company (Stillwater), Kroondal Operations Proprietary Limited (Kroondal Operations) and Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM)
Security and/or guarantors:	The facility is unsecured and guaranteed by Sibanye Gold Limited, Stillwater, Kroondal Operations and SRPM.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       18

9.2 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and four years	Five years and later
30 June 2018
US$600 million RCF	1,757.5	-	1,757.5	-
R6.0 billion RCF	5,896.4	-	5,896.4	-
US$450 million Convertible Bond	6,178.5	-	-	6,178.5
US$1.05 billion Bond	14,416.5	-	6,865.0	7,551.5
Burnstone Debt	2,335.5	-	403.8	1,931.7
Other borrowings	296.5	296.5	-	-

Net debt to adjusted EBITDA

Figures in million - SA rand
	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Borrowings[1]	27,223.4	25,205.5	28,574.8
Cash and cash equivalents[2]	2,066.7	2,029.8	6,481.8
Net debt[3]	25,156.7	23,175.7	22,093.0
Adjusted EBITDA[4] (12 months)	9,851.0	9,045.1	8,052.4
Net debt to adjusted EBITDA (ratio)[5]	2.6	2.6	2.7
[1]	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument.
[2]	Cash and cash equivalents exclude cash of Burnstone.
[3]

Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone.

[4]

The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

[5]	Net debt to adjusted EBITDA ratio is defined as net debt as of the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date.

Figures in million - SA rand		Six months ended
	Notes	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Profit/(loss) before royalties and tax		266.7	(1,937.0)	(5,044.2)
Adjusted for:
Amortisation and depreciation		3,094.7	3,203.0	2,496.7
Interest income		(191.3)	(220.7)	(194.8)
Finance expense	2	1,384.2	1,532.2	1,439.6
Share-based payments		134.7	115.7	116.2
(Gain)/loss on financial instruments	3	(710.2)	853.1	261.3
(Gain)/loss on foreign exchange differences		(210.1)	42.2	(334.6)
Share of results of equity-accounted investees after tax	7	(198.5)	(193.5)	(98.1)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		-	193.6	55.3
Gain on disposal of property, plant and equipment		(31.8)	(10.2)	(30.5)
Impairments		59.6	1,615.0	2,796.0
Occupational healthcare expense	10	10.2	29.7	1,077.2
Restructuring costs		94.4	581.8	148.0
Transaction costs		193.0	150.5	401.6
Adjusted EBITDA		3,895.6	5,955.4	3,089.7

10.Occupational healthcare obligation

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including the group, agreed to a class action settlement with the claimants of approximately R5 billion. The estimated costs were reviewed at 30 June 2018 and discounted using a risk-free rate. As a result, a change in estimate of R10.2 million was recognised in profit or loss. The ultimate outcome of these matters remains uncertain, with a possible failure to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

Figures in million - SA rand		Six months ended
	Note	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Jun 2017
Balance at beginning of the period		1,153.3	1,077.2	-
Interest charge	2	50.6	46.4	-
Charge to profit or loss		10.2	29.7	1,077.2
Balance at end of the period		1,214.1	1,153.3	1,077.2
Current portion of occupational healthcare obligation		(150.6)	(0.8)	(89.3)
Non-current portion of occupational healthcare obligation		1,063.5	1,152.5	987.9

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       19

11.Other payables

Figures in million - SA rand
	Reviewed Jun 2018	Audited Dec 2017	Reviewed Jun 2017
Dissenting shareholders[1]	1,450.6	1,349.7	1,378.8
Deferred Payment (Rustenburg operations acquisition)	2,294.8	2,194.7	1,651.5
Other non-current payables	292.2	257.9	221.7
Other payables	4,037.6	3,802.3	3,252.0
Current portion of other payables	(41.9)	(41.9)	-
Non-current other payables	3,995.7	3,760.4	3,252.0
[1]

Following the closing of the Stillwater Transaction on 4 May 2017, three Petitions for Appraisal of Stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017 on behalf of holders of a purported 4,219,523 shares of common stock of Stillwater. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017 on behalf of holders of a purported 1,200,000 shares of common stock of Stillwater. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017 on behalf of holders of a purported 384,000 shares of common stock of Stillwater (the Shane Petitioners). On 29 August 2017, the three actions were consolidated into a single action, captioned In re Appraisal of Stillwater Mining Company, Case No. 2017-0385-JTL.

On 28 March 2018, Stillwater Mining Company entered into a settlement agreement with the Shane Petitioners, providing for settlement consideration of US$18 per share, plus interest at a rate of 1.75% per annum, for a total settlement payment of US$7.0 million. The Shane Petitioners filed a motion to voluntarily dismiss their petition on 11 June 2018, which is pending court approval.

At this point, the total number of shares of Stillwater common stock subject to appraisal is approximately 5,419,523. The appraisal action seeks a determination of the fair value of the shares of the common stock of Stillwater under Section 262 of the General Corporation Law of the State of Delaware. Petitioners seek a judgment awarding them, among other things, the fair value of their Stillwater shares plus interest. The current case scheduling order provides for a four-day trial, commencing on 10 December 2018. Fact discovery has concluded, and the parties are currently engaged in expert discovery. The court’s determination as to fair value of the shares is currently unknown. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our liability relating to the shares for which appraisal has been demanded, however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price.

12.Fair value of financial assets and financial liabilities, and risk management

12.1 Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2018. The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Reviewed Jun 2018		Audited Dec 2017		Reviewed Jun 2017
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	3,187.6	374.8	3,117.6	374.8	2,735.1	489.9
- Trade receivables - PGM sales	4,688.4	-	4,512.4	-	3,896.7	-
- Rand gold forward sale contracts	-	4.1	-	-	-	-
Financial liabilities measured at fair value
- Derivative financial instrument[1]	-	311.1	-	1,093.5	-	-
- Rand gold forward sale contracts	-	134.8	-	-	-	-

1The derivative financial instrument is recognised at fair value and valued using option pricing methodologies based on observable quoted inputs.

12.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the six months ended 30 June 2018, the Group realised a profit of R78.3 million (30 June 2017: loss of R4,802.7 million). As of 30 June 2018, the Group’s current assets exceeded its current liabilities by R6,501.1 million (31 December 2017: R3,566.7 million) and the Group’s total assets exceeded its total liabilities by R25,512.8 million (31 December 2017: R23,998.2 million). For the six months ended 30 June 2018, the Group generated cash from operating activities of R2,322.8 million (30 June 2017: R1,092.7 million).

As gold and PGMs are sold in US dollars, and the majority of the Group’s gold operations and a substantial amount of the Group’s PGM operations’ costs are denominated in rand, the Group’s results and financial position may be impacted if there is a material change in the value of the rand against the US dollars. Due to the nature of deep level mining, industrial accidents and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrests and union activity. These factors may impact the cash generated or utilised by the Group.

On 6 April 2018, Sibanye-Stillwater refinanced and upsized the US$350 million RCF, due to mature on 23 August 2018, to US$600 million on improved terms in order to provide enhanced liquidity for the enlarged Group. The key terms of the US$600 million RCF with a syndicate of international banks, led by Bank of America Merrill Lynch International Limited and HSBC Bank Plc, are disclosed in note 9.1. Further terms include:

•	An option for Sibanye-Stillwater to increase the facility size by a further US$150 million to US$750 million, through the inclusion of additional lenders; and
•	Lenders have the option to extend the 3 year facility tenor through two further one year extensions on request from Sibanye-Stillwater.

On 16 July 2018, Sibanye-Stillwater concluded a US$500 million streaming agreement with Wheaton Precious Metals International Inc. These funds were received on 25 July 2018 and will be applied to settle a portion of the Group’s long-term and short-term debt facilities in a manner still to be determined. The key terms of the streaming transaction are disclosed in note 14.

As of 30 June 2018, the Group had cash of R2,099.6 million and committed unutilised debt facilities of R7,491 million. The pro forma cash, if the Group received the funds in terms of the streaming agreement on 30 June 2018, is R8,964.6 million. Although this surplus liquidity will be reduced once the streaming transaction funds are applied to settle a portion of the Group’s long-term and short-term debt facilities, the Group will maintain higher than normal liquidity levels until the Lonmin acquisition is completed.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       20

Sibanye-Stillwater’s leverage ratio (or net debt to adjusted EBITDA) at 30 June 2018 is 2.6. The pro forma leverage ratio, if the Group received the funds in terms of the streaming agreement on 30 June 2018, is 1.9. The RCFs permit a leverage ratio of 3.5:1 through to 31 December 2018, and 2.5:1 thereafter, calculated on a quarterly basis. Consistent with its long-term strategy, Sibanye-Stillwater plans to deleverage over time to its targeted leverage ratio of no greater than 1.0:1.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as the additional funding possibilities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated interim financial statements for the six months ended 30 June 2018, therefore, have been prepared on a going concern basis.

13.Contingent liabilities

Purported Class Action Lawsuits

Two purported class action lawsuits have been filed against Sibanye Gold Limited (Sibanye), Neal Froneman and Charl Keyter in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. The first lawsuit, Case No. 18-cv-03721, was filed on 27 June 2018 by Kevin Brandel, individually and on behalf of all other persons who purchased Sibanye securities between 7 April 2017 and 26 June 2018, inclusive (the Class Period). The second lawsuit, Case No. 18-cv-03902, was filed on 6 July 2018 by Lester Heuschen, Jr., also individually and on behalf of members of the Class Period (collectively, the Class Actions). The Class Actions allege that certain statements by Sibanye in its annual reports filed with the US Securities and Exchange Commission were false and/or misleading. Specifically, the Class Actions allege that Sibanye made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Actions seek an unspecific amount of damages.

As the cases are in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Actions nor estimate the duration of the litigation. Sibanye intends to defend the cases vigorously.

14.Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 30 June 2018, other than those discussed below.

DRDGOLD acquisition

On 22 November 2017, Sibanye-Stillwater announced that it has entered into various agreements with DRDGOLD Limited (DRDGOLD) in terms of which, Sibanye-Stillwater will exchange selected surface gold processing assets and tailings storage facilities (TSF) for c.265 million newly issued DRDGOLD shares (the DRDGOLD Transaction), or 38% of the issued share capital of DRDGOLD. In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater has an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price.

Sibanye-Stillwater has received approval for the DRDGOLD Transaction from the South African competition authorities in accordance with the Competition Act. The DRDGOLD Transaction was completed on 31 July 2018. Sibanye-Stillwater obtained control (38%) of and will consolidated DRDGOLD from this date.

An update of the required business combination disclosures will be provided in Sibanye-Stillwater’s preliminary report for the six months and year ending 31 December 2018.

Carrying value of assets and liabilities of DRDGOLD at 31 December 2017

The following table summarises the carrying value of assets and liabilities of DRDGOLD at 31 December 2017 and is provided for information purpose only. The assets and liabilities have been extracted from the unaudited interim financial statements as of 31 December 2017.

Figures in million - SA rand

Property, plant and equipment	1,502.0
Environmental rehabilitation obligation funds	235.6
Other non-current assets	16.3
Inventories	242.7
Trade and other receivables	88.4
Cash and cash equivalents	294.6
Environmental rehabilitation obligation	(546.5)
Deferred tax liabilities	(154.2)
Other non-current liabilities	(41.9)
Trade and other payables	(275.8)
Other current liabilities	(16.8)
Total identifiable net assets acquired	1,344.4

Acquisition related costs

The Group incurred acquisition related costs of R2.7 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Lonmin transaction

On 14 December 2017, Sibanye-Stillwater announced that it had reached agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). It is proposed that the Lonmin Acquisition will be effected by means of a scheme of arrangement between Lonmin and the Lonmin Shareholders under Part 26 of the UK Companies Act. Under the terms of the Lonmin Acquisition, each Lonmin Shareholder will be entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       21

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. The Lonmin Acquisition is subject to the fulfilment of conditions precedent and is expected to complete during the second half of 2018.

Streaming transaction

Sibanye-Stillwater has secured a US$500 million upfront cash payment (the Advance Amount) through a streaming agreement with Wheaton Precious Metals International Ltd (Wheaton International), a wholly-owned subsidiary of Wheaton Precious Metals Corp. In return, Sibanye-Stillwater has committed to deliver a percentage of gold and palladium produced from its US PGM operations (comprising its East Boulder and Stillwater mining operations) (the Streaming Transaction). The Streaming Transaction is effective from 1 July 2018.

Wheaton International advanced an upfront cash payment of US$500 million to Sibanye-Stillwater on closing of the transaction.

In addition to the Advance Amount, Wheaton International will pay Sibanye-Stillwater 18% of the spot palladium and gold prices for each ounce delivered under the streaming agreement until the Advance Amount has been reduced to nil through metal deliveries. Thereafter, Sibanye-Stillwater will receive 22% of spot US dollar palladium and gold prices for each ounce of palladium and gold delivered. Sibanye-Stillwater has committed to deliver to Wheaton International the equivalent of:

•	100% of gold production from the US PGM operations over the life of the US PGM operations
•	Annual palladium production from the US PGM operations equivalent to:

–  4.5% of production, until the later of (i) a cumulative amount of 375koz having been delivered, and (ii) the portion of the Advance Amount which is attributable to palladium deliveries (i.e. US$253 million) having been reduced to nil through such deliveries;

–  thereafter, the equivalent of 2.25% of production, until the later of (i) a further 175koz having been delivered (or cumulatively 550koz having been delivered), and (ii) the Advance Amount having been reduced to nil through metal deliveries; and

–  thereafter and continuing for the life of the operations, 1.0% of palladium production.

15.Review report of the independent auditor

These condensed consolidated interim financial statements for the six months ended 30 June 2018, have been reviewed by the Company’s auditor, KPMG Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       22

Segment reporting

Figures in million

	For the six months ended 30 Jun 2018 (Reviewed)
	GROUP	SA REGION													US REGION
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	23,910.0	16,468.9	9,680.2	3,017.4	4,121.6	2,305.5	291.9	(56.2)	6,788.7	1,499.1	84.5	916.7	5,205.1	(916.7)	7,441.1
Underground	18,285.0	14,753.5	8,521.1	2,787.7	3,534.5	2,251.2	3.9	(56.2)	6,232.4	1,499.1	-	916.7	4,733.3	(916.7)	3,531.5
Surface	1,715.4	1,715.4	1,159.1	229.7	587.1	54.3	288.0	-	556.3	-	84.5	-	471.8	-	-
Recycling	3,909.6	-	-	-	-	-	-	-	-	-	-	-	-	-	3,909.6
Cost of sales, before amortisation and depreciation	(19,642.4)	(14,088.8)	(8,372.7)	(2,977.4)	(3,165.6)	(1,965.8)	(263.9)	-	(5,716.1)	(1,255.7)	(63.7)	(583.9)	(4,396.7)	583.9	(5,553.6)
Underground	(14,357.1)	(12,590.4)	(7,325.2)	(2,732.3)	(2,653.9)	(1,935.3)	(3.7)	-	(5,265.2)	(1,255.7)	-	(583.9)	(4,009.5)	583.9	(1,766.7)
Surface	(1,498.4)	(1,498.4)	(1,047.5)	(245.1)	(511.7)	(30.5)	(260.2)	-	(450.9)	-	(63.7)	-	(387.2)	-	-
Recycling	(3,786.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,786.9)
Net other cash costs	(372.0)	(371.9)	(300.4)	(23.9)	(20.1)	(10.0)	(274.0)	27.6	(71.5)	(21.0)	(0.5)	(6.7)	(49.7)	6.4	(0.1)
Adjusted EBITDA	3,895.6	2,008.2	1,007.1	16.1	935.9	329.7	(246.0)	(28.6)	1,001.1	222.4	20.3	326.1	758.7	(326.4)	1,887.4
Amortisation and depreciation	(3,094.7)	(2,069.9)	(1,568.5)	(586.8)	(659.8)	(304.8)	(3.0)	(14.1)	(501.4)	(180.2)	(1.3)	(90.5)	(318.0)	88.6	(1,024.8)
Interest income	191.3	154.0	117.4	45.5	32.1	13.5	16.2	10.1	36.6	27.1	1.3	0.1	7.5	0.6	37.3
Finance expense	(1,384.2)	(598.2)	(387.2)	(117.8)	(123.1)	(70.6)	(37.1)	(38.6)	(211.0)	(63.0)	-	(4.8)	(148.0)	4.8	(786.0)
Share-based payments	(134.7)	(118.1)	(118.1)	(0.2)	-	-	-	(117.9)	-	-	-	-	-	-	(16.6)
Net other	1,118.8	1,048.8	962.5	(36.4)	(35.6)	(16.9)	(35.8)	1,087.2	86.3	27.7	-	(1.7)	(55.8)	116.1	70.0
Non-underlying items	(325.4)	(147.9)	(127.4)	1.9	11.9	3.6	(33.7)	(111.1)	(20.5)	0.2	-	-	(21.3)	0.6	(177.5)
Royalties	(103.7)	(103.7)	(82.8)	(15.1)	(48.4)	(17.9)	(1.5)	0.1	(20.9)	(2.4)	-	(28.9)	(18.5)	28.9	-
Current taxation	(154.2)	(154.4)	(126.6)	63.9	25.9	3.9	0.8	(221.1)	(27.8)	-	-	(53.5)	(27.5)	53.2	0.2
Deferred taxation	69.5	26.3	103.8	186.6	21.7	17.6	-	(122.1)	(77.5)	(20.4)	(5.1)	(11.1)	(52.5)	11.6	43.2
Profit for the period	78.3	45.1	(219.8)	(442.3)	160.6	(41.9)	(340.1)	443.9	264.9	11.4	15.2	135.7	124.6	(22.0)	33.2
Attributable to:
Owners of Sibanye-Stillwater	76.7	43.5	(220.1)	(442.3)	160.6	(41.9)	(340.1)	443.6	263.6	11.4	13.9	135.7	124.6	(22.0)	33.2
Non-controlling interests	1.6	1.6	0.3	-	-	-	-	0.3	1.3	-	1.3	-	-	-	-
Sustaining capital expenditure	(438.6)	(327.9)	(184.4)	(84.1)	(75.4)	(24.2)	-	(0.7)	(143.5)	(49.9)	(4.8)	(65.7)	(88.8)	65.7	(110.7)
Ore reserve development	(1,696.6)	(1,257.0)	(1,030.3)	(419.1)	(397.9)	(213.3)	-	-	(226.7)	-	-	-	(226.7)	-	(439.6)
Growth projects	(917.3)	(249.6)	(215.6)	(0.3)	(72.7)	(0.3)	-	(142.3)	(34.0)	-	(33.4)	-	(0.6)	-	(667.7)
Total capital expenditure	(3,052.5)	(1,834.5)	(1,430.3)	(503.5)	(546.0)	(237.8)	-	(143.0)	(404.2)	(49.9)	(38.2)	(65.7)	(316.1)	65.7	(1,218.0)

	For the six months ended 30 Jun 2018 (Reviewed)
	GROUP	SA REGION													US REGION
US dollars[1]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	1,942.3	1,337.8	786.3	245.2	334.8	187.3	23.7	(4.7)	551.5	121.8	6.9	74.5	422.8	(74.5)	604.5
Underground	1,485.3	1,198.4	692.1	226.5	287.1	182.9	0.3	(4.7)	506.3	121.8	-	74.5	384.5	(74.5)	286.9
Surface	139.4	139.4	94.2	18.7	47.7	4.4	23.4	-	45.2	-	6.9	-	38.3	-	-
Recycling	317.6	-	-	-	-	-	-	-	-	-	-	-	-	-	317.6
Cost of sales, before amortisation and depreciation	(1,595.6)	(1,144.5)	(680.1)	(241.8)	(257.2)	(159.7)	(21.4)	-	(464.4)	(102.0)	(5.2)	(47.4)	(357.2)	47.4	(451.1)
Underground	(1,166.2)	(1,022.7)	(595.0)	(221.9)	(215.6)	(157.2)	(0.3)	-	(427.7)	(102.0)	-	(47.4)	(325.7)	47.4	(143.5)
Surface	(121.8)	(121.8)	(85.1)	(19.9)	(41.6)	(2.5)	(21.1)	-	(36.7)	-	(5.2)	-	(31.5)	-	-
Recycling	(307.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	(307.6)
Net other cash costs	(30.3)	(30.2)	(24.4)	(2.1)	(1.6)	(0.8)	(22.3)	2.4	(5.8)	(1.7)	(0.1)	(0.6)	(4.0)	0.6	(0.1)
Adjusted EBITDA	316.4	163.1	81.8	1.3	76.0	26.8	(20.0)	(2.3)	81.3	18.1	1.6	26.5	61.6	(26.5)	153.3
Amortisation and depreciation	(251.4)	(168.2)	(127.5)	(47.7)	(53.6)	(24.8)	(0.2)	(1.2)	(40.7)	(14.6)	(0.1)	(7.4)	(25.8)	7.2	(83.2)
Interest income	15.5	12.5	9.6	3.7	2.6	1.1	1.3	0.9	2.9	2.2	0.1	-	0.6	-	3.0
Finance expense	(112.4)	(48.5)	(31.4)	(9.6)	(10.0)	(5.7)	(3.0)	(3.1)	(17.1)	(5.1)	-	(0.4)	(12.0)	0.4	(63.9)
Share-based payments	(10.9)	(9.6)	(9.6)	-	-	-	-	(9.6)	-	-	-	-	-	-	(1.3)
Net other	91.0	85.3	78.2	(3.0)	(2.9)	(1.4)	(2.9)	88.4	7.1	2.3	-	(0.1)	(4.5)	9.4	5.7
Non-underlying items	(26.4)	(12.0)	(10.3)	0.2	1.0	0.3	(2.7)	(9.1)	(1.7)	-	-	-	(1.7)	-	(14.4)
Royalties	(8.4)	(8.4)	(6.7)	(1.2)	(3.9)	(1.5)	(0.1)	-	(1.7)	(0.2)	-	(2.3)	(1.5)	2.3	-
Current taxation	(12.5)	(12.5)	(10.3)	5.2	2.1	0.3	0.1	(18.0)	(2.2)	-	-	(4.3)	(2.2)	4.3	-
Deferred taxation	5.6	2.1	8.5	15.2	1.8	1.4	-	(9.9)	(6.4)	(1.7)	(0.4)	(0.9)	(4.3)	0.9	3.5
Profit for the period	6.5	3.8	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1	21.5	1.0	1.2	11.1	10.2	(2.0)	2.7
Attributable to:	-	-	-						-
Owners of Sibanye-Stillwater	6.4	3.7	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1	21.4	1.0	1.1	11.1	10.2	(2.0)	2.7
Non-controlling interests	0.1	0.1	-	-	-	-	-	-	0.1	-	0.1	-	-	-	-
Sustaining capital expenditure	(35.7)	(26.7)	(15.0)	(6.8)	(6.1)	(2.0)	-	(0.1)	(11.7)	(4.1)	(0.4)	(5.3)	(7.2)	5.3	(9.0)
Ore reserve development	(137.9)	(102.2)	(83.8)	(34.1)	(32.4)	(17.3)	-	-	(18.4)	-	-	-	(18.4)	-	(35.7)
Growth projects	(74.4)	(20.2)	(17.5)	-	(5.9)	-	-	(11.6)	(2.7)	-	(2.7)	-	-	-	(54.2)
Total capital expenditure	(248.0)	(149.1)	(116.3)	(40.9)	(44.4)	(19.3)	-	(11.7)	(32.8)	(4.1)	(3.1)	(5.3)	(25.6)	5.3	(98.9)

1The average exchange rate for the six months ended 30 June 2018 was R12.31/US$.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       23

Figures are in millions

	For the six months ended 31 Dec 2017 (Unaudited)
	GROUP	SA REGION													US REGION
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	26,692.4	19,477.2	12,197.9	4,055.6	4,834.8	2,521.1	787.1	(0.7)	7,279.3	1,557.5	110.0	881.8	5,611.8	(881.8)	7,215.2
Underground	21,464.9	17,728.0	11,042.9	3,610.7	4,388.2	2,473.3	571.4	(0.7)	6,685.1	1,557.5	-	881.8	5,127.6	(881.8)	3,736.9
Surface	1,749.2	1,749.2	1,155.0	444.9	446.6	47.8	215.7	-	594.2	-	110.0	-	484.2	-	-
Recycling	3,478.3	-	-	-	-	-	-	-	-	-	-	-	-	-	3,478.3
Cost of sales, before amortisation and depreciation	(20,496.0)	(15,056.7)	(8,956.5)	(3,098.4)	(2,945.2)	(1,997.7)	(915.2)	-	(6,100.2)	(1,230.3)	(70.3)	(589.6)	(4,799.6)	589.6	(5,439.3)
Underground	(15,717.7)	(13,630.9)	(8,020.7)	(2,740.6)	(2,599.7)	(1,973.9)	(706.5)	-	(5,610.2)	(1,230.3)	-	(589.6)	(4,379.9)	589.6	(2,086.8)
Surface	(1,425.8)	(1,425.8)	(935.8)	(357.8)	(345.5)	(23.8)	(208.7)	-	(490.0)	-	(70.3)	-	(419.7)	-	-
Recycling	(3,352.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,352.5)
Net other cash costs	(241.0)	(239.6)	(188.9)	(15.1)	(21.5)	(7.9)	(125.9)	(18.5)	(50.7)	(19.1)	4.9	(7.2)	(36.2)	6.9	(1.4)
Adjusted EBITDA	5,955.4	4,180.9	3,052.5	942.1	1,868.1	515.5	(254.0)	(19.2)	1,128.4	308.1	44.6	285.0	776.0	(285.3)	1,774.5
Amortisation and depreciation	(3,203.0)	(2,084.6)	(1,651.0)	(594.5)	(728.4)	(301.7)	(14.6)	(11.8)	(433.6)	(124.4)	(1.2)	(113.9)	(286.1)	92.0	(1,118.4)
Interest income	220.7	184.0	96.9	42.4	42.9	4.8	(7.5)	14.3	87.1	33.7	0.7	0.1	51.8	0.8	36.7
Finance expense	(1,532.2)	(250.8)	(73.5)	(106.6)	(121.1)	(61.5)	(37.3)	253.0	(177.3)	(51.2)	-	(4.8)	(126.2)	4.9	(1,281.4)
Share-based payments	(115.7)	(112.5)	(112.5)	(0.3)	-	-	-	(112.2)	-	-	-	-	-	-	(3.2)
Net other	(1,136.4)	(1,110.7)	53.8	7.6	0.3	(11.7)	(149.3)	206.9	(1,164.5)	(195.6)	5.4	(13.1)	(929.4)	(31.8)	(25.7)
Non-underlying items	(2,366.8)	(2,300.2)	(2,233.1)	(70.8)	(47.0)	(68.5)	(1,467.9)	(578.9)	(67.1)	(1.0)	-	-	(62.1)	(4.0)	(66.6)
Royalties	(225.6)	(225.6)	(184.5)	(31.1)	(119.8)	(24.4)	(9.2)	-	(41.1)	(3.1)	-	(26.3)	(38.0)	26.3	-
Current taxation	(465.3)	(341.4)	(322.4)	(9.4)	(260.9)	(11.1)	-	(41.0)	(19.0)	-	(8.8)	(43.2)	(10.0)	43.0	(123.9)
Deferred taxation	2,997.5	95.1	90.5	(5.8)	24.2	54.5	-	17.6	4.6	3.3	(7.1)	(1.1)	2.3	7.2	2,902.4
Profit for the period	369.6	(1,726.2)	(1,094.4)	188.7	679.8	103.8	(1,813.9)	(252.8)	(631.8)	(11.1)	28.7	89.9	(585.5)	(153.8)	2,095.8
Attributable to:										`
Owners of Sibanye-Stillwater	366.3	(1,729.5)	(1,095.3)	188.7	679.8	103.8	(1,813.9)	(253.7)	(634.2)	(11.1)	26.3	89.9	(585.5)	(153.8)	2,095.8
Non-controlling interests	3.3	3.3	0.9	-	-	-	-	0.9	2.4	-	2.4	-	-	-	-
Sustaining capital expenditure	(816.6)	(636.4)	(355.2)	(150.6)	(158.4)	(36.5)	-	(9.7)	(281.2)	(111.6)	(5.6)	(117.9)	(164.0)	117.9	(180.2)
Ore reserve development	(1,789.9)	(1,365.8)	(1,134.4)	(456.7)	(449.1)	(228.6)	-	-	(231.4)	-	-	-	(231.4)	-	(424.1)
Growth projects	(1,008.5)	(288.7)	(286.4)	(13.9)	(86.1)	(0.3)	-	(186.1)	(2.3)	-	(2.3)	-	-	-	(719.8)
Total capital expenditure	(3,615.0)	(2,290.9)	(1,776.0)	(621.2)	(693.6)	(265.4)	-	(195.8)	(514.9)	(111.6)	(7.9)	(117.9)	(395.4)	117.9	(1,324.1)

	For the six months ended 31 Dec 2017 (Unaudited)
	GROUP	SA REGION													US REGION
US dollars[1]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	1,994.5	1,453.5	909.9	302.4	360.9	188.0	58.7	(0.1)	543.6	116.3	8.2	65.8	419.1	(65.8)	541.0
Underground	1,603.4	1,323.1	823.8	269.2	327.6	184.5	42.6	(0.1)	499.3	116.3	-	65.8	383.0	(65.8)	280.3
Surface	130.4	130.4	86.1	33.2	33.3	3.5	16.1	-	44.3	-	8.2	-	36.1	-	-
Recycling	260.7	-	-	-	-	-	-	-	-	-	-	-	-	-	260.7
Cost of sales, before amortisation and depreciation	(1,530.8)	(1,123.0)	(667.8)	(231.1)	(219.7)	(148.9)	(68.1)	-	(455.2)	(91.8)	(5.3)	(44.0)	(358.2)	44.1	(407.8)
Underground	(1,173.1)	(1,016.6)	(598.0)	(204.4)	(193.9)	(147.2)	(52.5)	-	(418.6)	(91.8)	-	(44.0)	(326.9)	44.1	(156.5)
Surface	(106.4)	(106.4)	(69.8)	(26.7)	(25.8)	(1.7)	(15.6)	-	(36.6)	-	(5.3)	-	(31.3)	-	-
Recycling	(251.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(251.3)
Net other cash costs	(18.0)	(17.9)	(14.1)	(1.0)	(1.6)	(0.6)	(9.5)	(1.4)	(3.8)	(1.4)	0.5	(0.5)	(2.8)	0.4	(0.1)
Adjusted EBITDA	445.7	312.6	228.0	70.3	139.6	38.5	(18.9)	(1.5)	84.6	23.1	3.4	21.3	58.1	(21.3)	133.1
Amortisation and depreciation	(239.2)	(155.4)	(122.9)	(44.3)	(54.3)	(22.4)	(1.0)	(0.9)	(32.5)	(9.3)	(0.1)	(8.5)	(21.4)	6.8	(83.8)
Interest income	16.5	13.7	7.1	3.1	3.2	0.4	(0.6)	1.0	6.6	2.5	0.1	-	3.9	0.1	2.8
Finance expense	(114.3)	(18.2)	(5.0)	(7.9)	(9.0)	(4.5)	(2.9)	19.3	(13.2)	(3.8)	-	(0.4)	(9.4)	0.4	(96.1)
Share-based payments	(8.6)	(8.3)	(8.3)	-	-	-	-	(8.3)	-	-	-	-	-	-	(0.3)
Net other	(85.2)	(83.2)	4.0	0.6	(0.1)	(0.8)	(11.3)	15.6	(87.2)	(14.7)	0.5	(0.9)	(69.6)	(2.5)	(2.0)
Non-underlying items	(175.3)	(170.3)	(165.3)	(5.3)	(3.5)	(4.8)	(109.0)	(42.7)	(5.0)	(0.1)	-	-	(4.6)	(0.3)	(5.0)
Royalties	(16.8)	(16.8)	(13.6)	(2.3)	(8.9)	(1.8)	(0.6)	-	(3.2)	(0.2)	-	(1.9)	(3.0)	1.9	-
Current taxation	(35.0)	(25.7)	(24.1)	(0.7)	(19.5)	(0.8)	-	(3.1)	(1.6)	-	(0.7)	(3.3)	(0.8)	3.2	(9.3)
Deferred taxation	225.0	6.9	6.5	(0.4)	1.8	3.9	-	1.2	0.4	0.2	(0.5)	(0.1)	0.2	0.6	218.1
Profit for the period	30.8	(126.8)	(79.5)	14.1	50.9	8.3	(134.8)	(18.0)	(47.3)	(0.9)	2.2	6.7	(43.8)	(11.5)	157.6
Attributable to:									-
Owners of Sibanye-Stillwater	30.6	(127.0)	(79.6)	14.1	50.9	8.3	(134.8)	(18.1)	(47.4)	(0.9)	2.1	6.7	(43.8)	(11.5)	157.6
Non-controlling interests	0.2	0.2	0.1	-	-	-	-	0.1	0.1	-	0.1	-	-	-	-
Sustaining capital expenditure	(61.1)	(47.6)	(26.7)	(11.3)	(11.9)	(2.7)	-	(0.8)	(20.9)	(8.3)	(0.4)	(8.8)	(12.2)	8.8	(13.5)
Ore reserve development	(133.6)	(101.8)	(84.6)	(34.1)	(33.5)	(17.0)	-	-	(17.2)	-	-	-	(17.2)	-	(31.8)
Growth projects	(75.5)	(21.6)	(21.4)	(1.0)	(6.5)	-	-	(13.9)	(0.2)	-	(0.2)	-	-	-	(53.9)
Total capital expenditure	(270.2)	(171.0)	(132.7)	(46.4)	(51.9)	(19.7)	-	(14.7)	(38.3)	(8.3)	(0.6)	(8.8)	(29.4)	8.8	(99.2)

1The average exchange rate for the six months ended 31 December 2017 was R13.41/US$.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       24

	For the six months ended 30 Jun 2017 (Reviewed)
	GROUP	SA REGION													US REGION[1]
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	19,219.2	17,272.8	11,275.7	4,021.3	4,010.3	2,354.7	889.4	-	5,997.1	1,304.0	84.1	805.9	4,609.0	(805.9)	1,946.4
Underground	16,325.4	15,440.0	10,100.3	3,537.4	3,597.1	2,279.8	686.0	-	5,339.7	1,304.0	-	805.9	4,035.7	(805.9)	885.4
Surface	1,832.8	1,832.8	1,175.4	483.9	413.2	74.9	203.4	-	657.4	-	84.1	-	573.3	-	-
Recycling	1,061.0	-	-	-	-	-	-	-	-	-	-	-	-	-	1,061.0
Cost of sales, before amortisation and depreciation	(15,986.7)	(14,414.3)	(8,922.7)	(3,105.1)	(2,817.5)	(1,954.8)	(1,045.3)	-	(5,491.6)	(1,165.6)	(59.5)	(610.9)	(4,266.5)	610.9	(1,572.4)
Underground	(13,627.6)	(13,079.6)	(8,011.5)	(2,748.3)	(2,509.8)	(1,878.2)	(875.2)	-	(5,068.1)	(1,165.6)	-	(610.9)	(3,902.5)	610.9	(548.0)
Surface	(1,334.7)	(1,334.7)	(911.2)	(356.8)	(307.7)	(76.6)	(170.1)	-	(423.5)	-	(59.5)	-	(364.0)	-	-
Recycling	(1,024.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,024.4)
Net other cash costs	(142.8)	(136.9)	(97.0)	(17.3)	(16.4)	(5.4)	(117.5)	59.6	(39.9)	(15.6)	(17.5)	41.4	(5.6)	(42.6)	(5.9)
Adjusted EBITDA	3,089.7	2,721.6	2,256.0	898.9	1,176.4	394.5	(273.4)	59.6	465.6	122.8	7.1	236.4	336.9	(237.6)	368.1
Amortisation and depreciation	(2,496.7)	(2,183.7)	(1,856.5)	(532.0)	(676.1)	(394.5)	(241.8)	(12.1)	(327.2)	(114.6)	(1.4)	(97.8)	(228.6)	115.2	(313.0)
Interest income	194.8	179.7	108.8	35.2	28.2	13.6	20.0	11.8	70.9	23.3	1.4	8.7	44.8	(7.3)	15.1
Finance expense	(1,439.6)	(1,266.9)	(1,108.7)	(114.3)	(125.8)	(66.9)	(39.4)	(762.3)	(158.2)	(39.5)	-	(5.2)	(118.7)	5.2	(172.7)
Share-based payments	(116.2)	(114.5)	(114.5)	(2.5)	(1.8)	(1.3)	-	(108.9)	-	-	-	-	-	-	(1.7)
Net other	(26.7)	(22.0)	(43.4)	(16.1)	(14.8)	(36.3)	(171.0)	194.8	21.4	(20.8)	(17.3)	36.3	(5.5)	28.7	(4.7)
Non-underlying items	(4,392.3)	(4,388.0)	(4,302.7)	(4.1)	(3.4)	(606.8)	(2,196.8)	(1,491.6)	(85.3)	(8.0)	-	-	(72.8)	(4.5)	(4.3)
Royalties	(172.9)	(172.9)	(140.8)	(46.7)	(69.5)	(20.1)	(4.5)	-	(32.1)	(2.5)	-	(34.1)	(29.6)	34.1	-
Current taxation	(38.9)	(63.9)	(63.0)	(5.4)	(89.2)	(1.3)	-	32.9	(0.9)	-	(0.5)	(16.1)	-	15.7	25.0
Deferred taxation	453.3	438.7	458.7	(6.2)	37.2	190.8	1.5	235.4	(20.0)	(28.1)	2.8	(1.7)	10.4	(3.4)	14.6
Loss for the period	(4,802.7)	(4,735.0)	(4,709.1)	224.1	277.6	(522.9)	(2,787.9)	(1,900.0)	(25.9)	(51.8)	9.6	85.1	(57.5)	(11.3)	(67.7)
Attributable to:
Owners of Sibanye-Stillwater	(4,803.7)	(4,736.0)	(4,709.3)	224.1	277.6	(522.9)	(2,787.9)	(1,900.2)	(26.7)	(51.8)	8.8	85.1	(57.5)	(11.3)	(67.7)
Non-controlling interests	1.0	1.0	0.2	-	-	-	-	0.2	0.8	-	0.8	-	-	-	-
Sustaining capital expenditure	(509.0)	(462.3)	(175.9)	(84.4)	(51.8)	(26.6)	(8.5)	(4.6)	(286.4)	(78.9)	(5.4)	(104.6)	(202.1)	104.6	(46.7)
Ore reserve development	(1,501.7)	(1,387.2)	(1,153.6)	(419.4)	(427.1)	(253.4)	(53.7)	-	(233.6)	-	-	-	(233.6)	-	(114.5)
Growth projects	(473.1)	(304.6)	(304.6)	(30.5)	(61.0)	(0.2)	(11.7)	(201.2)	-	-	-	-	-	-	(168.5)
Total capital expenditure	(2,483.8)	(2,154.1)	(1,634.1)	(534.3)	(539.9)	(280.2)	(73.9)	(205.8)	(520.0)	(78.9)	(5.4)	(104.6)	(435.7)	104.6	(329.7)

	For the six months ended 30 Jun 2017 (Reviewed)
	GROUP	SA REGION													US REGION[1]
US dollars[2]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	1,454.9	1,307.6	853.6	304.4	303.6	178.3	67.3	-	454.0	98.7	6.4	61.0	348.9	(61.0)	147.3
Underground	1,235.8	1,168.8	764.6	267.8	272.3	172.6	51.9	-	404.2	98.7	-	61.0	305.5	(61.0)	67.0
Surface	138.8	138.8	89.0	36.6	31.3	5.7	15.4	-	49.8	-	6.4	-	43.4	-	-
Recycling	80.3	-	-	-	-	-	-	-	-	-	-	-	-	-	80.3
Cost of sales, before amortisation and depreciation	(1,210.2)	(1,091.2)	(675.5)	(235.0)	(213.3)	(148.0)	(79.2)	-	(415.7)	(88.2)	(4.5)	(46.2)	(323.0)	46.2	(119.0)
Underground	(1,031.6)	(990.1)	(606.5)	(208.0)	(190.0)	(142.2)	(66.3)	-	(383.6)	(88.2)	-	(46.2)	(295.4)	46.2	(41.5)
Surface	(101.1)	(101.1)	(69.0)	(27.0)	(23.3)	(5.8)	(12.9)	-	(32.1)	-	(4.5)	-	(27.6)	-	-
Recycling	(77.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(77.5)
Net other cash costs	(10.8)	(10.4)	(7.3)	(1.4)	(1.2)	(0.4)	(8.8)	4.5	(3.1)	(1.2)	(1.4)	3.1	(0.4)	(3.2)	(0.4)
Adjusted EBITDA	233.9	206.0	170.8	68.0	89.1	29.9	(20.7)	4.5	35.2	9.3	0.5	17.9	25.5	(18.0)	27.9
Amortisation and depreciation	(189.0)	(165.3)	(140.6)	(40.3)	(51.2)	(29.9)	(18.3)	(0.9)	(24.7)	(8.7)	(0.1)	(7.4)	(17.3)	8.8	(23.7)
Interest income	14.7	13.6	8.2	2.7	2.1	1.0	1.5	0.9	5.4	1.8	0.1	0.7	3.4	(0.6)	1.1
Finance expense	(109.0)	(95.9)	(83.9)	(8.7)	(9.5)	(5.1)	(2.9)	(57.7)	(12.0)	(3.0)	-	(0.4)	(9.0)	0.4	(13.1)
Share-based payments	(8.8)	(8.7)	(8.7)	(0.2)	(0.1)	(0.1)	-	(8.3)	-	-	-	-	-	-	(0.1)
Net other	(2.1)	(1.8)	(3.1)	(1.2)	(1.0)	(2.8)	(12.8)	14.7	1.3	(1.6)	(1.4)	2.6	(0.5)	2.2	(0.3)
Non-underlying items	(332.5)	(332.2)	(325.7)	(0.3)	(0.3)	(45.9)	(166.3)	(112.9)	(6.5)	(0.6)	-	-	(5.5)	(0.4)	(0.3)
Royalties	(13.1)	(13.1)	(10.7)	(3.5)	(5.3)	(1.5)	(0.4)	-	(2.4)	(0.2)	-	(2.6)	(2.2)	2.6	-
Current taxation	(2.9)	(4.8)	(4.8)	(0.4)	(6.8)	(0.1)	-	2.5	-	-	-	(1.2)	-	1.2	1.9
Deferred taxation	34.3	33.2	34.7	(0.5)	2.8	14.5	0.1	17.8	(1.5)	(2.1)	0.2	(0.1)	0.8	(0.3)	1.1
Loss for the period	(363.7)	(358.6)	(356.5)	17.0	21.0	(39.6)	(211.0)	(143.9)	(2.1)	(3.9)	0.7	6.4	(4.4)	(0.9)	(5.1)
Attributable to:
Owners of Sibanye-Stillwater	(363.8)	(358.7)	(356.5)	17.0	21.0	(39.6)	(211.0)	(143.9)	(2.2)	(3.9)	0.6	6.4	(4.4)	(0.9)	(5.1)
Non-controlling interests	0.1	0.1	-	-	-	-	-	-	0.1	-	0.1	-	-	-	-
Sustaining capital expenditure	(38.4)	(34.9)	(13.2)	(6.4)	(3.9)	(2.0)	(0.6)	(0.3)	(21.7)	(6.0)	(0.4)	(7.9)	(15.3)	7.9	(3.5)
Ore reserve development	(113.7)	(105.0)	(87.3)	(31.7)	(32.3)	(19.2)	(4.1)	-	(17.7)	-	-	-	(17.7)	-	(8.7)
Growth projects	(35.9)	(23.1)	(23.1)	(2.3)	(4.6)	-	(0.9)	(15.3)	-	-	-	-	-	-	(12.8)
Total capital expenditure	(188.0)	(163.0)	(123.6)	(40.4)	(40.8)	(21.2)	(5.6)	(15.6)	(39.4)	(6.0)	(0.4)	(7.9)	(33.0)	7.9	(25.0)
[1]	The US PGM operations’ results for the six months ended 30 June 2017 includes Stillwater for two months since acquisition.
[2]	The average exchange rate for the six months ended 30 June 2017 was R13.21/US$.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       25

ALL-IN COSTS FOR THE SIX MONTHS ENDED 30 JUNE 2018, 31 December 2017 AND 30 JUNE 2017

SA and US PGM operations

Figures are in millions unless otherwise stated

			GROUP	SA REGION						US REGION[1]
			Total	Total SA PGM	Kroondal	Mimosa	Plat Mile	Rustenburg	Corporate	Stillwater[1]
Cost of sales, before amortisation and depreciation[2]		Jun 2018	7,482.8	5,716.1	1,255.7	583.9	63.7	4,396.7	(583.9)	1,766.7
		Dec 2017	8,187.0	6,100.2	1,230.3	589.6	70.3	4,799.6	(589.6)	2,086.8
		Jun 2017	6,039.6	5,491.6	1,165.6	610.9	59.5	4,266.5	(610.9)	548.0
Royalties		Jun 2018	20.9	20.9	2.4	28.9	-	18.5	(28.9)	-
		Dec 2017	39.0	39.0	3.1	26.3	-	36.0	(26.4)	-
		Jun 2017	32.1	32.1	2.5	34.1	-	29.6	(34.1)	-
Community costs		Jun 2018	8.6	8.6	0.1	-	-	8.5	-	-
		Dec 2017	-	-	-	-	-	-	-	-
		Jun 2017	-	-	-	-	-	-	-	-
Inventory change		Jun 2018	236.0	-	-	-	-	-	-	236.0
		Dec 2017	3.9	-	-	-	-	-	-	3.9
		Jun 2017	100.0	-	-	-	-	-	-	100.0
Share-based payments[3]		Jun 2018	16.6	-	-	-	-	-	-	16.6
		Dec 2017	3.2	-	-	-	-	-	-	3.2
		Jun 2017	1.7	-	-	-	-	-	-	1.7
Rehabilitation interest and amortisation[4]		Jun 2018	50.9	46.4	38.9	2.0	-	7.4	(1.9)	4.5
		Dec 2017	(0.1)	(5.5)	17.8	2.2	-	(23.4)	(2.1)	5.4
		Jun 2017	39.5	38.5	31.0	2.0	-	7.4	(1.9)	1.0
Ore reserve development		Jun 2018	666.3	226.7	-	-	-	226.7	-	439.6
		Dec 2017	655.5	231.4	-	-	-	231.4	-	424.1
		Jun 2017	348.1	233.6	-	-	-	233.6	-	114.5
Sustaining capital expenditure		Jun 2018	254.2	143.5	49.9	65.7	4.8	88.8	(65.7)	110.7
		Dec 2017	461.4	281.2	111.6	117.9	5.6	164.0	(117.9)	180.2
		Jun 2017	333.1	286.4	78.9	-	5.4	202.1	-	46.7
Less: By-product credit		Jun 2018	(1,248.8)	(1,039.5)	(119.9)	(178.6)	(4.3)	(915.4)	178.7	(209.3)
		Dec 2017	(1,197.8)	(1,009.2)	(89.5)	(152.4)	(6.1)	(913.6)	152.4	(188.6)
		Jun 2017	(640.4)	(590.9)	(96.6)	(120.8)	(4.4)	(489.9)	120.8	(49.5)
Total All-in-sustaining costs[5]		Jun 2018	7,487.5	5,122.7	1,227.1	501.9	64.2	3,831.2	(501.7)	2,364.8
		Dec 2017	8,152.1	5,637.1	1,273.3	583.6	69.8	4,294.0	(583.6)	2,515.0
		Jun 2017	6,253.7	5,491.3	1,181.4	526.2	60.5	4,249.3	(526.1)	762.4
Plus: Corporate cost, growth and capital expenditure		Jun 2018	701.7	34.0	-	-	33.4	0.6	-	667.7
		Dec 2017	725.6	2.3	-	-	2.3	-	-	723.3
		Jun 2017	176.2	-	-	-	-	-	-	176.2
Total All-in-costs[5]		Jun 2018	8,189.2	5,156.7	1,227.1	501.9	97.6	3,831.8	(501.7)	3,032.5
		Dec 2017	8,877.7	5,639.4	1,273.3	583.6	72.1	4,294.0	(583.6)	3,238.3
		Jun 2017	6,429.9	5,491.3	1,181.4	526.2	60.5	4,249.3	(526.1)	938.6
PGM production	4Eoz - 2Eoz	Jun 2018	863,125	569,166	120,461	62,270	7,718	378,717	-	293,959
		Dec 2017	886,266	603,635	126,607	63,274	10,545	403,209	-	282,631
		Jun 2017	684,437	590,712	114,619	60,879	8,898	406,316	-	93,725
	kg	Jun 2018	26,846	17,703	3,747	1,937	240	11,779	-	9,143
		Dec 2017	27,566	18,775	3,938	1,968	328	12,541	-	8,791
		Jun 2017	21,288	18,373	3,565	1,894	277	12,638	-	2,915
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2018	9,349	10,106	10,187	8,060	8,318	10,116	-	8,045
		Dec 2017	9,905	10,432	10,057	9,223	6,619	10,650	-	8,899
		Jun 2017	10,029	10,364	10,307	8,643	6,799	10,458	-	8,134
	US$/4Eoz - US$/2Eoz	Jun 2018	760	821	828	655	676	822	-	653
		Dec 2017	739	778	750	688	494	794	-	660
		Jun 2017	759	785	781	655	515	792	-	622
All-in-cost	R/4Eoz - R/2Eoz	Jun 2018	10,226	10,173	10,187	8,060	12,646	10,118	-	10,316
		Dec 2017	10,787	10,436	10,057	9,223	6,837	10,650	-	11,458
		Jun 2017	10,312	10,364	10,307	8,643	6,799	10,458	-	10,014
	US$/4Eoz - US$/2Eoz	Jun 2018	831	826	828	655	1,027	822	-	838
		Dec 2017	805	779	750	688	510	794	-	855
		Jun 2017	781	785	781	655	515	792	-	765

Average exchange rate for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was R12.31/US$, R13.41/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The US PGM operations’ results for the six months ended 30 June 2017 include Stillwater for the two months since acquisition. The US PGM operations’ underground prodution is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown.

All-in costs are calculated in accordance with the World Gold Council guidance:

[2]	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs.
[3]

Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

[4]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production.

[5]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth.

The US region All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was US$822/2Eoz, US$845/2Eoz and US$765/2Eoz, respectively.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       26

SA gold operations

Figures are in millions unless otherwise stated

			SA REGION
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2018	8,372.7	2,977.4	3,165.6	1,965.8	263.9	-
		Dec 2017	8,956.5	3,098.4	2,945.2	1,997.7	915.2	-
		Jun 2017	8,922.7	3,105.1	2,817.5	1,954.8	1,045.3	-
Royalties		Jun 2018	82.8	15.1	48.4	17.9	1.5	(0.1)
		Dec 2017	184.5	31.1	119.8	24.4	9.2	-
		Jun 2017	140.8	46.7	69.5	20.1	4.5	-
Community costs		Jun 2018	24.7	9.8	7.9	7.0	-	-
		Dec 2017	22.0	3.6	12.1	5.8	0.5	-
		Jun 2017	9.1	3.2	3.9	1.5	0.5	-
Share-based payments[2]		Jun 2018	0.2	0.2	-	-	-	-
		Dec 2017	0.3	0.3	-	-	-	-
		Jun 2017	5.6	2.5	1.8	1.3	-	-
Rehabilitation interest and amortisation[3]		Jun 2018	4.3	(10.2)	(21.8)	15.3	19.0	2.0
		Dec 2017	32.0	(20.2)	18.3	11.3	23.5	(0.9)
		Jun 2017	68.5	(11.4)	22.0	14.3	41.6	2.0
Ore reserve development		Jun 2018	1,030.3	419.1	397.9	213.3	-	-
		Dec 2017	1,134.4	456.7	449.1	228.6	-	-
		Jun 2017	1,153.6	419.4	427.1	253.4	53.7	-
Sustaining capital expenditure		Jun 2018	184.4	84.1	75.4	24.2	0	0.7
		Dec 2017	345.5	150.6	158.4	36.5	-	-
		Jun 2017	171.3	84.4	51.8	26.6	8.5	-
Less: By-product credit		Jun 2018	(9.2)	(3.6)	(3.1)	(2.2)	(0.4)	0.1
		Dec 2017	(11.4)	(3.8)	(3.6)	(2.7)	(1.3)	-
		Jun 2017	(11.8)	(4.5)	(2.9)	(3.0)	(1.4)	-
Total All-in-sustaining costs[4]		Jun 2018	9,690.2	3,491.9	3,670.3	2,241.3	284.0	2.7
		Dec 2017	10,663.8	3,716.7	3,699.3	2,301.6	947.1	(0.9)
		Jun 2017	10,459.8	3,645.4	3,390.7	2,269.0	1,152.7	2.0
Plus: Corporate cost, growth and capital expenditure		Jun 2018	215.6	0.3	72.7	0.3	0	142.3
		Dec 2017	298.1	13.8	86.1	2.3	-	195.9
		Jun 2017	418.1	30.6	61.0	0.2	11.7	314.6
Total All-in-costs[4]		Jun 2018	9,905.8	3,492.2	3,743.0	2,241.6	284.0	145.0
		Dec 2017	10,961.9	3,730.5	3,785.4	2,303.9	947.1	195.0
		Jun 2017	10,877.9	3,676.0	3,451.7	2,269.2	1,164.4	316.6
Gold sold	kg	Jun 2018	18,616	5,790	7,905	4,380	541	-
		Dec 2017	22,216	7,400	8,806	4,590	1,420	-
		Jun 2017	21,547	7,688	7,660	4,501	1,698	-
	000'oz	Jun 2018	598.5	186.2	254.2	140.8	17.4	-
		Dec 2017	714.2	237.9	283.1	147.6	45.6	-
		Jun 2017	692.7	247.2	246.3	144.7	54.5	-
All-in-sustaining cost	R/kg	Jun 2018	520,531	603,092	464,301	511,712	524,954	-
		Dec 2017	480,005	502,257	420,089	501,438	666,972	-
		Jun 2017	485,441	474,168	442,650	504,110	678,857	-
	US$/oz	Jun 2018	1,315	1,524	1,173	1,293	1,326	-
		Dec 2017	1,114	1,165	975	1,163	1,548	-
		Jun 2017	1,143	1,117	1,043	1,187	1,599	-
All-in-cost	R/kg	Jun 2018	532,112	603,143	473,498	511,781	524,954	-
		Dec 2017	493,424	504,122	429,866	501,939	666,972	-
		Jun 2017	504,845	478,148	450,614	504,155	685,748	-
	US$/oz	Jun 2018	1,345	1,524	1,196	1,293	1,326	-
		Dec 2017	1,145	1,170	997	1,165	1,548	-
		Jun 2017	1,189	1,126	1,061	1,188	1,615	-

Average exchange rate for the six months ended 30 June 2018, 31 December 2017 and 30 June 2017 was R12.31/US$, R13.41/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

All-in costs are calculated in accordance with the World Gold Council guidance:

[1]	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs.
[2]

Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

[3]

Rehabilitation include the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production.

[4]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       27

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 30 June 2018 AND 31 MARCH 2018

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater
Attributable			Total SA and US PGM operations	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[1]
Production
Tonnes milled/treated	000't	Jun 2018	6,958	6,632	3,057	3,575	961	361	2,070	1,735	1,505	326
		Mar 2018	6,128	5,803	2,890	2,913	874	338	1,678	1,678	1,235	325
Plant head grade	g/t	Jun 2018	2.56	1.95	3.25	0.82	2.50	3.57	0.62	3.54	1.12	15.17
		Mar 2018	2.80	2.09	3.30	0.89	2.47	3.56	0.58	3.68	1.31	15.52
Plant recoveries	%	Jun 2018	74.80	68.34	81.11	24.41	82.51	77.76	9.69	83.23	34.61	91.31
		Mar 2018	78.74	73.51	84.94	31.41	81.92	78.15	11.94	87.32	43.09	91.38
Yield	g/t	Jun 2018	1.91	1.33	2.65	0.20	2.06	2.77	0.06	2.95	0.39	13.87
		Mar 2018	2.21	1.53	2.80	0.28	2.02	2.77	0.07	3.21	0.56	14.22
PGM production[2]	4Eoz - 2Eoz	Jun 2018	428,382	282,972	260,198	22,774	63,697	32,141	3,995	164,360	18,779	145,410
		Mar 2018	434,743	286,194	260,069	26,125	56,764	30,129	3,723	173,176	22,402	148,549
PGM sold	4Eoz - 2Eoz	Jun 2018	419,656	282,972	260,198	22,774	63,697	32,141	3,995	164,360	18,779	136,684
		Mar 2018	420,856	286,194	260,069	26,125	56,764	30,129	3,723	173,176	22,402	134,662
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Jun 2018	12,724	13,013	13,041	12,726	13,447	12,814	13,137	12,884	12,638	12,225
		Mar 2018	12,637	12,839	12,871	12,643	12,955	12,655	12,962	12,830	12,590	12,289
	US$/4Eoz - US$/2Eoz	Jun 2018	1,005	1,028	1,031	1,006	1,063	1,013	1,038	1,018	999	966
		Mar 2018	1,058	1,073	1,076	1,057	1,083	1,058	1,083	1,073	1,053	1,027
Operating cost[5]	R/t	Jun 2018	592	474	1,012	68	657	899	16	1,209	139	2,862
		Mar 2018	626	502	994	72	714	769	18	1,140	145	2,708
	US$/t	Jun 2018	47	37	80	5	52	71	1	96	11	226
		Mar 2018	52	42	83	6	60	64	2	95	12	226
	R/4Eoz - R/2Eoz	Jun 2018	7,496	11,842	11,964	10,622	9,916	10,087	8,310	12,758	11,113	6,411
		Mar 2018	6,785	10,722	11,032	7,996	10,986	8,620	8,165	11,044	7,968	5,921
	US$/4Eoz - US$/2Eoz	Jun 2018	592	936	945	839	784	797	657	1,008	878	507
		Mar 2018	567	896	922	669	919	721	683	923	666	495
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Jun 2018	9,475	10,025			9,597	8,579	6,383	10,252		8,526
		Mar 2018	9,310	10,186			10,477	8,706	10,341	9,990		7,559
	US$/4Eoz - US$/2Eoz	Jun 2018	749	792			758	678	504	810		674
		Mar 2018	778	852			876	728	864	835		632
All-in cost[6]	R/4Eoz - R/2Eoz	Jun 2018	10,398	10,160			9,597	8,579	14,743	10,255		10,809
		Mar 2018	10,152	10,186			10,477	8,706	10,341	9,990		9,834
	US$/4Eoz - US$/2Eoz	Jun 2018	822	803			758	678	1,165	810		854
		Mar 2018	849	852			876	728	864	835		822
Capital expenditure
Ore reserve development	Rm	Jun 2018	339.1	116.3			-	-	-	116.3		222.8
		Mar 2018	327.8	110.4			-	-	-	110.4		217.4
Sustaining capital		Jun 2018	143.7	66.4			29.0	29.6	(5.4)	42.8		77.3
		Mar 2018	98.6	77.1			20.9	72.3	10.2	46.0		21.5
Corporate and projects[7]		Jun 2018	365.9	34.0			-	-	33.4	0.6		331.9
		Mar 2018	335.9	-			-	-	-	-		335.9
Total capital expenditure	Rm	Jun 2018	848.8	216.8			29.0	29.6	28.0	159.8		632.0
		Mar 2018	762.2	187.4			20.9	72.3	10.2	156.3		574.8
	US$m	Jun 2018	67.1	17.1			2.3	2.3	2.2	12.6		49.9
		Mar 2018	64.0	16.0			2.0	6.0	1.0	13.0		48.0

Average exchange rate for the quarter ended 30 June 2018 and 31 March 2018 was R12.65/US$ and R11.96/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown, except for adjusted EBITDA margin and  is  detailed  in the PGM recycling table below.

[2]	Production per product – see prill split in the table below.
[3]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.
[4]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
[5]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the PGM produced in the same period.

[6]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total 4E/2E PGM produced in the same period.

The US region All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the quarters ended 30 June 2018 and 31 March 2018 was US$832/2Eoz and US$811/2Eoz, respectively.

[7]

The US region corporate expenditure for the quarters ended 30 June 2018 and 31 March 2018 was R41.4 million (US$3.4 million) and R16.6 million (US$1.4 million), respectively, which related to the Altar and Marathon projects.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       28

Mining - Prill split excluding recycling operation											Recycling operation
	GROUP		SA REGION				US REGION					US REGION
	Jun 2018		Jun 2018		Mar 2018		Jun 2018		Mar 2018			Unit	Jun 2018	Mar 2018
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	Average catalyst fed/day	Tonne	21.8	25.8
Platinum	197,721	46%	164,959	58%	166,440	58%	32,762	23%	33,189	22%	Total processed	Tonne	1,984	2,323
Palladium	200,342	47%	87,694	31%	88,909	31%	112,648	77%	115,360	78%	Tolled	Tonne	307	365
Rhodium	20,096	5%	20,096	7%	24,156	8%					Purchased	Tonne	1,677	1,958
Gold	10,223	2%	10,223	4%	6,690	2%					PGM fed	3Eoz	168,842	191,404
PGM production	428,382	100%	282,972	100%	286,195	100%	145,410	100%	148,549	100%	PGM sold	3Eoz	147,872	155,455
Ruthenium	37,465		37,465		37,964						PGM tolled returned	3Eoz	29,996	38,260
Iridium	9,969		9,969		7,249
Total	475,816		330,406		331,408		145,410		148,549

SA gold operations

			SA REGION
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Jun 2018	4,772	1,619	3,153	450	388	479	1,624	685	111	5	1,030
		Mar 2018	4,283	1,525	2,758	500	815	478	1,075	547	173	-	695
Yield	g/t	Jun 2018	2.00	5.19	0.36	5.59	0.52	7.21	0.37	3.55	0.37	1.20	0.29
		Mar 2018	2.12	5.25	0.39	5.67	0.29	6.95	0.49	3.37	0.37	-	0.35
Gold produced	kg	Jun 2018	9,548	8,403	1,145	2,516	203	3,452	606	2,429	41	6	295
		Mar 2018	9,068	8,002	1,066	2,833	238	3,323	524	1,846	64	-	240
	oz	Jun 2018	306,974	270,162	36,812	80,891	6,527	110,984	19,483	78,094	1,318	193	9,484
		Mar 2018	291,543	257,270	34,273	91,083	7,652	106,837	16,847	59,350	2,058	-	7,716
Gold sold	kg	Jun 2018	9,548	8,403	1,145	2,516	203	3,452	606	2,429	41	6	295
		Mar 2018	9,068	8,002	1,066	2,833	238	3,323	524	1,846	64	-	240
	oz	Jun 2018	306,974	270,162	36,812	80,891	6,527	110,984	19,483	78,094	1,318	193	9,484
		Mar 2018	291,543	257,270	34,273	91,083	7,652	106,837	16,847	59,350	2,058	-	7,716
Price and costs
Gold price received	R/kg	Jun 2018	531,640			531,519		531,099		538,907		547,508
		Mar 2018	507,719			511,918		511,152		510,157		529,583
	US$/oz	Jun 2018	1,307			1,306		1,305		1,325		1,346
		Mar 2018	1,320			1,331		1,329		1,326		1,377
Operating cost[1]	R/t	Jun 2018	910	2,345	173	3,115	196	2,878	194	1,483	123	140	137
		Mar 2018	934	2,314	182	2,661	208	2,668	182	1,680	97	-	172
	US$/t	Jun 2018	72	185	14	246	15	227	15	117	10	11	11
		Mar 2018	78	193	15	222	17	223	15	140	8	-	14
	R/kg	Jun 2018	454,881	451,886	476,856	557,075	374,384	399,421	520,957	418,320	334,146	116,667	476,610
		Mar 2018	444,387	440,890	470,638	469,714	710,924	383,720	374,237	497,941	262,500	-	498,333
	US$/oz	Jun 2018	1,118	1,111	1,172	1,369	920	982	1,280	1,028	821	287	1,171
		Mar 2018	1,155	1,146	1,224	1,221	1,848	998	973	1,295	682	-	1,296
All-in sustaining cost[2]	R/kg	Jun 2018	526,833			646,083		479,966		475,951		496,678
		Mar 2018	513,829			565,093		447,777		557,958		560,417
	US$/oz	Jun 2018	1,295			1,588		1,180		1,170		1,221
		Mar 2018	1,336			1,469		1,165		1,451		1,457
All-in cost[2]	R/kg	Jun 2018	542,187			646,193		489,724		476,032		496,678
		Mar 2018	535,851			565,093		456,408		558,010		560,417
	US$/oz	Jun 2018	1,333			1,588		1,204		1,170		1,221
		Mar 2018	1,393			1,469		1,187		1,451		1,457
Capital expenditure
Ore reserve development	Rm	Jun 2018	532.1			220.3		203.8		108.0		-
		Mar 2018	498.2			198.8		194.1		105.3		-
Sustaining capital		Jun 2018	105.7			55.9		35.1		14.7		-
		Mar 2018	77.9			28.2		40.2		9.5		-
Corporate and projects[3]		Jun 2018	93.1			0.3		39.6		0.2		-
		Mar 2018	123.2			-		33.2		0.1		-
Total capital expenditure	Rm	Jun 2018	731.0			276.5		278.5		122.9		-
		Mar 2018	699.2			227.0		267.5		114.9		-
	US$m	Jun 2018	57.8			21.8		22.0		9.7		-
		Mar 2018	58.5			19.0		22.4		9.6		-

Average exchange rates for the quarters ended 30 June 2018 and 31 March 2018 were R12.65/US$ and R11.96/US$, respectively.

Figures may not add as they are rounded independently.

1

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

2

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total gold sold in the same period.

3

Corporate project expenditure for the quarters ended 30 June 2018 and 31 March 2018 was R53.2 million (US$4.2 million) and R89.8 million (US$7.5 million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       29

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations
Quarter ended		Jun 2018				Mar 2018				Six months ended 30 Jun 2018
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	65	1,688	676	867	66	1,441	660	992	131	3,128	1,336	1,859
Advanced on reef	(m)	59	377	149	197	49	293	228	128	108	670	377	325
Channel width	(cm)	165	54	36	93	46	35	62	56	111	45	52	78
Average value	(g/t)	2.1	19.1	13.8	31.9	4.7	30.0	8.6	85.8	2.6	22.8	10.0	47.0
	(cm.g/t)	346	1,025	496	2,961	214	1,041	534	4,774	287	1,032	519	3,675

Quarter ended		Jun 2018					Mar 2018					Six months ended 30 Jun 2018
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		1,220	579	21	1,582		1,158	605	9	1,148		2,377	1,184	30	2,730
Advanced on reef	(m)		333	122	-	351		373	81	9	255		706	203	9	606
Channel width	(cm)		133	126		104		129	126	99	104		131	126	99	104
Average value	(g/t)		6.2	7.8	-	21.5		9.6	6.6	11.3	20.5		8.0	7.3	11.3	21.1
	(cm.g/t)		827	986		2,233		1,244	832	1,120	2,139		1,047	925	1,120	2,193

Quarter ended		Jun 2018		Mar 2018		Six months ended 30 Jun 2018
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	4,486	29	3,909	64	8,395	93
Advanced on reef	(m)	1,354	-	1,234	21	2,587	21
Channel width	(cm)	115	-	118	168	116	168
Average value	(g/t)	6.6	-	5.8	9.6	6.2	9.6
	(cm.g/t)	760	-	688	1,619	726	1,619

Quarter ended		Jun 2018	Mar 2018	Six months ended 30 Jun 2018
	Reef	Kimberley Reefs	Kimberley Reefs	Kimberley Reefs
Burnstone	Unit
Advanced	(m)	383	1,266	1,648
Advanced on reef	(m)	100	193	293
Channel width	(cm)	30	69	56
Average value	(g/t)	13.8	9.2	10.0
	(cm.g/t)	414	634	559

SA PGM operations
Quarter ended		Jun 2018					Mar 2018					Six months ended 30 Jun 2018
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	678	539	592	636	555	428	481	578	609	802	1,107	1,020	1,170	1,245	1,357
Advanced on reef	(m)	632	451	582	529	431	409	362	402	535	657	1,042	813	984	1,064	1,089
Height	(cm)	239	241	222	246	264	236	229	217	245	246	238	236	220	246	253
Average value	(g/t)	2.0	1.8	2.7	2.2	1.7	2.2	2.2	2.0	2.2	2.2	2.1	2.0	2.3	2.2	2.0
	(cm.g/t)	468	438	592	529	440	520	494	429	543	536	493	466	510	536	500

Quarter ended		Jun 2018				Mar 2018				Six months ended 30 Jun 2018
	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)	316	1,780	2,418	1,116	302	1,466	2,190	1,057	618	3,246	4,608	2,173
Advanced on reef	(m)	316	832	775	525	302	502	596	340	618	1,334	1,370	865
Height	(cm)	215	297	290	288	209	281	288	296	212	289	289	292
Average value	(g/t)	2.6	2.3	2.2	3.0	2.7	2.1	2.1	3.1	2.6	2.2	2.2	3.1
	(cm.g/t)	559	678	630	868	559	582	614	932	553	636	622	892

US PGM operations

Quarter ended		Jun 2018		Mar 2018		Six months ended 30 Jun 2018
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	2,695	402	3,019	657	5,714	1,059
Secondary development	(m)	2,153	1,340	2,038	1,451	4,191	2,791

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2018       30

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “potential”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.